                                          Filed pursuant to rule 424(b)(4)
                                                        File No. 333-53293

PROSPECTUS

                                1,110,000 SHARES

                        [LITCHFIELD FINANCIAL CORP. LOGO]

                                  COMMON STOCK

     Of the 1,110,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by Litchfield Financial Corporation (the "Company") and 110,000 shares are being sold by a certain selling stockholder (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. The Common Stock is quoted on The Nasdaq National Market under the symbol "LTCH". On June 18, 1998, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $19 1/8 per share. See "Market Price of and Dividends on Common Stock."
                            ------------------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 9.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================================================
                              PRICE TO               UNDERWRITING             PROCEEDS TO              PROCEEDS TO
                               PUBLIC                DISCOUNT(1)             COMPANY(2)(3)         SELLING STOCKHOLDER
-------------------------------------------------------------------------------------------------------------------------
Per Share............          $19.00                   $1.04                    $17.96                   $17.96
-------------------------------------------------------------------------------------------------------------------------
Total................       $21,090,000               $1,154,400              $17,960,000               $1,975,600
=========================================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $265,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 166,500 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If all these shares are purchased by the Underwriters, the total Price to Public will be $24,253,500, the total Underwriting Discount will be $1,327,560, the total Proceeds to the Company will be $20,950,340 and the total Proceeds to the Selling Stockholder will be $1,975,600. See "Underwriting."

                            ------------------------

     The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their rights to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made in Boston, Massachusetts on or about June 23, 1998.

                            ------------------------

TUCKER ANTHONY
       INCORPORATED

                       MCDONALD & COMPANY
                            SECURITIES, INC.

                                                             J.C. BRADFORD & CO.

                 THE DATE OF THIS PROSPECTUS IS JUNE 18, 1998.

  Map showing location of collateral securing loans in the Serviced Portfolio

     This map shows the percentage distribution by state of the principal amount of the Serviced Portfolio as of March 31, 1998 based on the location of the collateral securing the loans. In addition to the locations shown on the map, approximately 1.0% of the principal amount of the Serviced Portfolio is secured by collateral located in the Caribbean Islands.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENTS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, the information set forth herein does not reflect the exercise of the Underwriters' over-allotment option and has been adjusted to reflect a 3-for-2 stock split in 1993 and a 5% stock dividend in each of 1994, 1995 and 1996.

                                  THE COMPANY

     Litchfield Financial Corporation (the "Company") is a specialty finance company that provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides such financing by purchasing consumer loans and by making loans to businesses secured by consumer receivables or other assets.

     The Company purchases consumer loans (the "Purchased Loans") consisting primarily of loans to purchasers of rural and vacation properties ("Land Loans") and vacation ownership interests popularly known as timeshare interests ("VOI Loans"). The Company also provides financing to rural land dealers, timeshare resort developers and other finance companies secured by receivables ("Hypothecation Loans") and to dealers and developers for the acquisition and development of rural land and timeshare resorts ("A&D Loans"). In addition, the Company purchases other loans, such as consumer home equity loans and consumer construction loans, and provides financing to other businesses secured by receivables or other assets ("Other Loans").

     Land Loans are typically secured by one to twenty acre rural parcels. Land Loans are secured by property located in 35 states, predominantly in the southern United States. VOI Loans typically finance the purchase of ownership interests in fully furnished vacation properties. VOI Loans are secured by property located in 17 states, predominantly in California, Florida and Pennsylvania. The Company requires most dealers or developers from whom it buys Purchased Loans to guarantee repayment or replacement of any loan in default. Ordinarily, the Company retains a percentage of the purchase price as a reserve until the Purchased Loan is repaid.

     The Company extends Hypothecation Loans to land dealers, resort developers and other finance companies secured by receivables. Hypothecation Loans typically have advance rates of 75% to 90% of the current balance of the pledged receivables and variable interest rates based on the prime rate plus 2% to 4%.

     The Company also makes A&D Loans to land dealers and resort developers for the acquisition and development of rural land and timeshare resorts in order to finance additional receivables generated by the A&D Loans. At the time the Company makes A&D Loans, it typically receives an exclusive right to purchase or finance the related consumer receivables generated by the sale of the subdivided land or timeshare interests. A&D Loans typically have loan to value ratios of 60% to 80% and variable interest rates based on the prime rate plus 2% to 4%.

     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gains on sales of loans and (iii) servicing and other fee income. Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds received, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Because a significant portion of the Company's revenue is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations. As of March 31, 1998, the Company had sold $265.0 million of Land Loans, $54.1 million of VOI Loans and $47.6 million of Hypothecation Loans since its inception.

     As of March 31, 1998, the Company serviced loans with a principal balance of $338.5 million (the "Serviced Portfolio"), of which the Company owned $154.3 million. As of March 31, 1998 the Serviced Portfolio was comprised of 52.5% Purchased Loans, 32.3% Hypothecation Loans, 12.8% A&D Loans and 2.4% Other Loans. The average principal balance of the Land Loans in the Serviced Portfolio was $13,200 with a weighted average remaining maturity of 12.1 years and a weighted average interest rate of 12.0%. Approximately 82.5% of such loans had fixed rates of interest. The average principal balance of the VOI Loans in the Serviced Portfolio was $3,500 with a weighted average remaining maturity of 3.8 years and a weighted average

--------------------------------------------------------------------------------

interest rate of 14.6%. Approximately 96.3% of such loans had fixed rates of interest. The average principal balance of the Hypothecation Loans in the Serviced Portfolio was $1,401,000 with a weighted average interest rate of 11.5% and an average advance rate of 84.0%. Approximately 88.5% of such loans had variable rates of interest. The average principal balance of the A&D Loans in the Serviced Portfolio was $545,000 with a weighted average interest rate of 11.6% and an average loan to value ratio of 71%. Approximately 86.1% of such loans had variable rates of interest. As of March 31, 1998, loans 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned were 1.20% of the Serviced Portfolio. For the three months ended March 31, 1998, annualized net charge-offs were .66% of the average Serviced Portfolio.

                                  THE OFFERING

Common Stock offered by the Company.....................  1,000,000 Shares
Common Stock offered by the Selling Stockholder.........  110,000 Shares
Common Stock to be outstanding after the Offering.......  6,667,751 Shares(1)
Use of proceeds.........................................  To repay certain amounts outstanding under the Company's lines of credit
                                                          and for general corporate purposes.
                                                          See "Use of Proceeds."
Nasdaq National Market symbol...........................  LTCH

---------------
(1) Excludes 752,030 shares issuable upon exercise of outstanding stock options under the Company's 1990 Stock Option Plan at May 4, 1998, of which options for 553,138 shares were exercisable as of such date, and 12,864 shares issuable upon exercise of outstanding stock options under the Company's 1995 Stock Option Plan for Non-Employee Directors at May 4, 1998, of which options for 12,864 shares were exercisable as of such date. See "Principal and Selling Stockholders."

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                          MARCH 31,
                                  ---------------------------------------------------------   ---------------------
                                    1993        1994        1995        1996        1997        1997        1998
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
STATEMENT OF INCOME DATA(1):
Revenues:
  Interest and fees on loans....  $   4,330   $   5,669   $  11,392   $  14,789   $  19,374   $   4,546   $   5,233
  Gain on sale of loans.........      4,550       4,847       5,161       7,331       8,564       1,504       2,227
  Servicing and other fee
    income......................        501         459         908       1,576       1,753         357         493
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Total revenues.........      9,381      10,975      17,461      23,696      29,691       6,407       7,953
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Expenses:
  Interest expense..............      2,717       3,158       6,138       7,197      10,675       2,394       2,997
  Salaries and employee
    benefits....................      1,350       1,776       2,798       2,824       3,399         813       1,133
  Other operating expenses......      1,017       1,164       2,120       3,147       3,480         903         953
  Provision for loan losses.....        620         559         890       1,954       1,400         435         350
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Total expenses.........      5,704       6,657      11,946      15,122      18,954       4,545       5,433
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes and
  extraordinary item............      3,677       4,318       5,515       8,574      10,737       1,862       2,520
Provision for income taxes......      1,426       1,619       2,066       3,301       4,134         717         970
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary
  item..........................      2,251       2,699       3,449       5,273       6,603       1,145       1,550
Extraordinary item(2)...........         --        (126)         --          --        (220)         --          --
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Net income.............  $   2,251   $   2,573   $   3,449   $   5,273   $   6,383   $   1,145   $   1,550
                                  =========   =========   =========   =========   =========   =========   =========
Basic per common share amounts:
  Income before extraordinary
    item........................  $     .55   $     .66   $     .80   $     .97   $    1.19   $     .21   $     .27
  Extraordinary item............         --        (.03)         --          --        (.04)         --          --
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Net income per share...  $     .55   $     .63   $     .80   $     .97   $    1.15   $     .21   $     .27
                                  =========   =========   =========   =========   =========   =========   =========
Basic weighted average number of
  shares outstanding............  4,065,688   4,116,684   4,315,469   5,441,636   5,572,465   5,446,679   5,659,756
Diluted per common share
  amounts:
  Income before extraordinary
    item........................  $     .53   $     .63   $     .76   $     .93   $    1.12   $     .20   $     .26
  Extraordinary item............         --        (.03)         --          --        (.04)         --          --
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Net income per share...  $     .53   $     .60   $     .76   $     .93   $    1.08   $     .20   $     .26
                                  =========   =========   =========   =========   =========   =========   =========
Diluted weighted average number
  of shares outstanding.........  4,216,151   4,282,884   4,524,607   5,682,152   5,909,432   5,792,078   6,020,158
Cash dividends declared per
  common share..................  $     .02   $     .03   $     .04   $     .05   $     .06   $      --   $      --
OTHER STATEMENT OF INCOME DATA:
Income before extraordinary item
  as a percentage of revenues...      24.0%       24.6%       19.8%       22.3%       22.3%       17.9%       19.5%
Return on average assets(3).....       5.0%        4.6%        3.7%        4.0%        3.8%        2.8%        3.1%
Return on average equity(3).....      17.0%       17.2%       16.6%       13.3%       14.1%       10.6%       11.8%

---------------
 (1) Certain amounts in the 1993 through 1996 financial information have been restated to conform to the 1997 and 1998 presentation.

 (2) Reflects loss on early extinguishment of a portion of the Notes issued by the Company in 1992 (the "1992 Notes"), net of applicable tax benefit of $76,000, for 1994 and of the remainder of the 1992 Notes, net of applicable tax benefit of $138,000, for 1997.

 (3) The returns on average assets and average equity for the three month periods are calculated on an annualized basis. Calculations are based on income before extraordinary item. Historically, the Company's returns generally have been lower in the first quarter than for the respective fiscal year as a whole.

                                                             DECEMBER 31,
                                          ---------------------------------------------------   MARCH 31,
                                           1993       1994       1995       1996       1997       1998
                                          -------   --------   --------   --------   --------   ---------
BALANCE SHEET DATA(4):
Total assets............................  $54,444   $ 63,487   $112,459   $152,689   $186,790   $210,176
Loans held for sale(5)..................    5,931     11,094     14,380     12,260     16,366     16,246
Other loans(5)..........................   10,306     15,790     33,613     79,996     86,307    116,816
Retained interests in loan sales(5).....   11,764     11,996     22,594     28,912     30,299     29,937
Secured debt............................       --      5,823      9,836     43,727      5,387     27,650
Unsecured debt..........................   32,302     29,896     47,401     46,995    105,347    105,347
Stockholders' equity....................   14,722     16,610     37,396     42,448     52,071     53,643
OTHER FINANCIAL DATA:
Loans purchased and originated(6).......  $42,410   $ 59,798   $121,046   $133,750   $184,660   $ 67,493
Loans sold(6)...........................   28,099     40,116     65,115     54,936     98,747     18,502
Loans participated(6)...................       --         --         --         --      6,936      1,452
Serviced Portfolio(7)...................   84,360    105,013    176,650    242,445    304,102    338,502
Loans serviced for others...............   59,720     72,731    111,117    129,619    179,790    184,157
Dealer/developer reserves...............    4,926      6,575      9,644     10,628     10,655     10,616
Allowance for loan losses(8)............    1,064      1,264      3,715      4,528      5,877      6,164
Allowance ratio(9)......................    1.26%      1.20%      2.10%      1.87%      1.93%      1.82%
Delinquency ratio(10)...................     .61%       .93%      1.73%      1.34%      1.20%      1.20%
Net charge-off ratio(6)(11).............     .69%       .38%       .67%       .94%       .74%       .66%
Non-performing asset ratio(12)..........    1.48%      1.02%      1.35%      1.57%      1.03%       .84%

---------------
 (4) In 1997 the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Consequently, certain amounts included in the 1993 through 1996 financial statements have been reclassified to conform with the 1997 and 1998 presentation: "Subordinated passthrough certificates held to maturity," "Excess servicing asset" and "Allowance for loans sold" have been reclassified as "Retained interests in loan sales." In addition, "Loans held for investment" have been reclassified as "Other loans."

 (5) Amount indicated is net of allowance for loan losses.

 (6) During the relevant period.

 (7) The Serviced Portfolio consists of the principal amount of loans serviced by or on behalf of the Company, except loans participated without recourse to the Company.

 (8) The allowance for loan losses includes the recourse obligation on retained interests in loan sales.

 (9) The allowance ratio is the allowance for loan losses divided by the amount of the Serviced Portfolio.

(10) The delinquency ratio is the amount of delinquent loans divided by the amount of the Serviced Portfolio. Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

(11) The net charge-off ratio is determined by dividing the amount of net charge-offs for the period by the average Serviced Portfolio for the period. The March 31, 1998 amount is calculated on an annualized basis.

(12) The non-performing asset ratio is determined by dividing the sum of the amount of those loans which are 90 days or more past due and which are not covered by dealer/developer reserves or guarantees and other real estate owned by the amount of the Serviced Portfolio.

                                  THE COMPANY

     Litchfield Financial Corporation (the "Company") is a specialty finance company that provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides such financing by purchasing consumer loans and by making loans to businesses secured by consumer receivables or other assets.

     The Company purchases consumer loans (the "Purchased Loans") consisting primarily of loans to purchasers of rural and vacation properties ("Land Loans") and vacation ownership interests popularly known as timeshare interests ("VOI Loans"). The Company also provides financing to rural land dealers, timeshare resort developers and other finance companies secured by receivables ("Hypothecation Loans") and to dealers and developers for the acquisition and development of rural land and timeshare resorts ("A&D Loans"). In addition, the Company purchases other loans, such as consumer home equity loans and consumer construction loans, and provides financing to other businesses secured by receivables or other assets ("Other Loans").

     Land Loans are typically secured by one to twenty acre rural parcels. Land Loans are secured by property located in 35 states, predominantly in the southern United States. VOI Loans typically finance the purchase of ownership interests in fully furnished vacation properties. VOI Loans are secured by property located in 17 states, predominantly in California, Florida and Pennsylvania. The Company requires most dealers or developers from whom it buys loans to guarantee repayment or replacement of any loan in default. Ordinarily, the Company retains a percentage of the purchase price as a reserve until the loan is repaid.

     The Company extends Hypothecation Loans to land dealers, resort developers and other finance companies secured by receivables. Hypothecation Loans typically have advance rates of 75% to 90% of the current balance of the pledged receivables and variable interest rates based on the prime rate plus 2% to 4%.

     The Company also makes A&D Loans to land dealers and resort developers for the acquisition and development of rural land and timeshare resorts in order to finance additional receivables generated by the A&D Loans. At the time the Company makes A&D Loans, it typically receives an exclusive right to purchase or finance the related consumer receivables generated by the sale of the subdivided land or timeshare interests. A&D Loans typically have loan to value ratios of 60% to 80% and variable interest rates based on the prime rate plus 2% to 4%.

     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gains on sales of loans and (iii) servicing and other fee income. Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds received, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Because a significant portion of the Company's revenue is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations. As of March 31, 1998, the Company had sold $265.0 million of Land Loans, $54.1 million of VOI Loans and $47.6 million of Hypothecation Loans since its inception.

     As of March 31, 1998, the Company serviced loans with a principal balance of $338.5 million (the "Serviced Portfolio"), of which the Company owned $154.3 million. As of March 31, 1998 the Serviced Portfolio was comprised of 52.5% Purchased Loans, 32.3% Hypothecation Loans, 12.8% A&D Loans and 2.4% Other Loans. The average principal balance of the Land Loans in the Serviced Portfolio was $13,200 with a weighted average remaining maturity of 12.1 years and a weighted average interest rate of 12.0%. Approximately 82.5% of such loans had fixed rates of interest. The average principal balance of the VOI Loans in the Serviced Portfolio was $3,500 with a weighted average remaining maturity of 3.8 years and a weighted average interest rate of 14.6%. Approximately 96.3% of such loans had fixed rates of interest. The average principal balance of the Hypothecation Loans in the Serviced Portfolio was $1,401,000 with a weighted average interest rate of 11.5% and an average advance rate of 84.0%. Approximately 88.5% of such loans had variable rates of interest. The average principal balance of the A&D Loans in the Serviced Portfolio was $545,000 with a weighted average interest rate of 11.6% and an average loan to value ratio of 71%. Approximately 86.1% of such loans had variable rates of interest. As of March 31, 1998, loans 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned were 1.20% of the Serviced Portfolio. For the three months ended March 31, 1998, annualized net charge-offs were .66% of the average Serviced Portfolio.

     The Company was founded in November 1988. The Company's strategy has been to build its Serviced Portfolio by acquiring loan portfolios from rural land dealers, resort developers and financial institutions and by providing loans to such dealers, developers and other finance companies secured by receivables. The Company also provides A&D Loans in order to have the opportunity to finance additional receivables generated by these A&D loans. As part of its business and financing strategy, the Company seeks niche markets where its underwriting expertise and ability to provide value-added services enable it to distinguish itself from its competitors and earn an attractive rate of return on its invested capital. Initially, the Company pursued this strategy by financing consumer Land Loans through a land dealer network and portfolio acquisitions. Subsequently, the Company extended its strategy to financing consumer VOI Loans and providing Hypothecation Loans to land dealers and resort developers. In 1995, the Company significantly expanded its financing of VOIs when it acquired approximately $41.5 million of VOI related loans and assets as part of its purchase of the Government Employees Financial Corporation ("GEFCO") portfolio. In 1997 and 1998, the Company has expanded its financing of Hypothecation Loans to other finance companies secured by other types of receivables, which to date have included construction loans, tax lien certificates and healthcare receivables. The Company expects to continue to expand its specialty finance company lending. These loans may be larger than the Company's average Hypothecation Loans and may provide the Company an option to take an equity position in the borrower. The Company's objective is to identify other lending opportunities or lines of business to diversify its portfolio as it did with VOI Loans and Hypothecation Loans.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby:

     General Business Risks. The Company's business is subject to various business risks. The level of the Company's revenues is dependent upon demand for the type of loans purchased, sold and serviced by the Company from both potential borrowers and investors. Future declines in real estate values, changes in prevailing interest rates and changes in the availability of attractive returns on alternative investments each could make loans of the type originated and purchased by the Company less attractive to borrowers and investors.

     Funding and Liquidity. The Company has a constant need for working capital to fund its lending, purchasing and securitization activities and, as a result, generally has experienced negative cash flows from operations. Historically, the Company has funded any negative cash flows from operations by borrowing under secured lines of credit and issuing long-term debt and equity securities. The Company's lines of credit are renewable on one to three year bases. The Company had secured lines of credit totaling $117.5 million with six financial institutions as of March 31, 1998. Outstanding borrowings on these lines of credit were $23,125,000 at March 31, 1998. To date, the Company has issued $122.8 million of long-term debt and has publicly issued $25.6 million of equity securities.

     The Company also has a $150.0 million revolving line of credit and sale facility as part of an asset backed commercial paper facility with a multi-seller commercial paper conduit. The facility expires in June 2001. As of March 31, 1998, the outstanding balance of the sold or pledged loans securing this facility was $116.6 million. Outstanding borrowings on this facility were $97,000 at March 31, 1998. The Company has an additional revolving line of credit and sale facility of $25.0 million with another multi-seller commercial paper conduit. The facility expires in March 2000. As of March 31, 1998, the outstanding aggregate balance of the sold or pledged loans under the facility was $13.3 million.

     There can be no assurance that the Company will continue to be able to obtain financing or raise capital on terms satisfactory to the Company. To the extent the Company cannot raise additional funds, lack of liquidity could have a material adverse impact on its operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Impact of Economic Cycles. The business risks associated with the Company's business become more acute in an economic slowdown. Asset values generally decrease and delinquencies, foreclosures and loan losses generally increase during economic slowdowns or recessions, and any such future slowdowns could adversely affect future operations of the Company. See
"Business -- Collections and Delinquencies."

     Interest Rate Risk. The Company's interest and fees on loans, gain on sale of loans and interest expense are affected by changes in interest rates. The Company could be adversely affected by interest rate increases if its variable rate liabilities exceed its variable rate assets or if the rates on its variable rate liabilities increase sooner or to a greater extent than the rates on its variable rate assets.

     The Company seeks to mitigate a portion of its interest rate risk by attempting to match fixed and variable rate assets and liabilities, instituting interest rate floors and by entering into interest rate swaps on certain of its variable rate assets, and purchasing interest rate caps on certain of its variable rate liabilities. There can be no assurance that the Company's attempts to mitigate its interest rate risk will be effective.

     Competition. The finance business is highly competitive, with competition occurring primarily on the basis of customer service and the term and interest rate of the loans. Traditional competitors in the finance business include commercial banks, credit unions, thrift institutions, industrial banks and other finance companies, many of which have considerably greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will not face increased competition from existing or new financial institutions and finance companies. In addition, the Company may enter new lines of business that may be highly competitive and may have competitors with greater financial resources than the Company. See "Business -- Competition."

     Credit Risks. The Company's loans are subject to delinquency and default risk. General downturns in the economy and other factors beyond the Company's control may have an adverse effect on the Company's delinquency and default rates. The Company's A&D Loans and, to a lesser extent, its Hypothecation Loans have a greater concentration of credit risk due to their larger size and their development and marketing risk.

     The Company's VOI business is subject to certain risks associated with VOI ownership. Although individual VOI owners are obligated to make payments under their notes irrespective of any defect in, damage to, or change in conditions of the vacation resort (such as erosion, construction of adjacent or nearby properties, or environmental problems) or of any breach of contract by the property owners association to provide certain services to the VOI borrowers (including any such breach resulting from a destruction of the resort) or of any other loss of benefits of ownership of their unit week(s) (including cessation of the ability of the borrowers to exchange their time intervals in the resort for time intervals in other unaffiliated resorts), any such material defect, damage, change, breach of contract, or loss of benefits is likely to result in a delay in payment or default by a substantial number of the borrowers whose VOIs are affected. The costs of foreclosure and resale of unit weeks securing defaulted loans are likely to be substantially higher than such costs for traditional mortgage loans, and this may materially affect the amounts realized by the Company on defaulted loans.

     Estimates of Future Prepayment and Default Rates. A significant portion of the Company's revenues historically has been comprised of gains on sales of loans. The gains are recorded in the Company's revenues and on its balance sheet (as retained interests on loan sales) at the time of sale, and the amount of gains recorded is based in part on management's estimates of future prepayment and default rates and other considerations in light of then-current conditions. If actual prepayments with respect to loans occur more quickly than was projected at the time such loans were sold, as can occur when interest rates decline, interest income would be less than expected and earnings would be charged in the current period. If actual defaults with respect to loans sold are greater than estimated, charge-offs would exceed previously estimated amounts and earnings would be charged in the current period.

     Expansion of Business. The Company has increased the number and average principal amount of its Hypothecation and A&D Loans. A&D Loans are larger commercial loans to land dealers and resort developers and, consequently, have a greater concentration of credit risk than the Company's Purchased Loans. A&D Loans for timeshare resorts are also subject to greater risk because their repayment depends on the successful completion of the development of the resort and the subsequent successful sale of a substantial portion of the resort's timeshare interests. The Company may seek to limit its exposure to any one developer by participating a portion of an A&D Loan with another lender.

     The Company has historically made Hypothecation Loans to land dealers and resort developers secured by Land Loans and VOI Loans, respectively. Hypothecation Loans are commercial loans that have significantly larger balances than the Company's Purchased Loans and, consequently, have a greater concentration of credit risk which is only partially offset by the lesser concentration of credit risk of the underlying collateral.

     In addition, the Company has recently expanded its marketing of Hypothecation Loans to include loans to other finance companies secured by other types of receivables. These loans may be subject to additional risk because the Company has relatively less experience with these other types of receivables than with Land Loans or VOI Loans. In addition, these loans may be larger than the Company's average Hypothecation Loans and may provide the Company with an option to take an equity position in the borrower.

     Fluctuations in Quarterly Results of Operations. Since gains on sales of loans are a significant portion of the Company's revenues, the timing of loan sales has a significant effect on the Company's quarterly results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Contingent Repurchase Obligations. In connection with certain of the Company's whole loan sales to investors, the Company has committed to repurchase such loans that become 90 days past due. These contingent obligations are subject to various terms and conditions, including limitations on the amounts of loans which must be repurchased. The Company has also guaranteed payment of mortgage loans included in certain of its mortgage securitization programs. As of March 31, 1998, the Company had outstanding contingent repurchase obligations in the aggregate amount of approximately $9.9 million. In addition, when the Company sells mortgage loans through mortgage securitization programs, the Company commits to replace any loans that do not conform to certain representations and warranties included in the operative loan sale documents.

     Third Party Servicer. The Company uses a third party servicer to service its loans. The third party servicer's systems and controls support the servicing, collecting and monitoring of the Serviced Portfolio as well as certain accounting and management functions of the Company. There can be no assurance that the third party servicer will continue to provide these services in the future or that its systems and controls will continue to be adequate to support the Company's growth. A failure of the third party servicer's automated systems or its controls over data integrity or accuracy could have a material adverse effect on the Company's operations and financial condition. The Company expects to resume certain customer service and collection functions during the third quarter of 1998.

     Year 2000 Compliance. The Company uses and is dependent upon a significant number of computer software programs and operating systems to conduct its business. The Company believes that substantially all of its operating systems are year 2000 compliant. To the extent that the Company relies on outside software vendors, year 2000 compliance matters will not be within the Company's direct control. In addition, the Company has relationships with vendors, customers and other third parties that rely on computer software that may not be year 2000 compliant. There can be no assurance that year 2000 compliance failures by such third parties will not have a material adverse effect on the Company's results of operations.

     Regulation. The operations of the Company are subject to extensive regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation which restricts the subdivision of rural land and numerous states have enacted regulations in connection with VOIs. Although the Company believes that its activities are in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations or interpretations thereof will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate, purchase or sell loans, further limit or restrict the amount of interest and other charges earned under loans originated or purchased by the Company, or otherwise adversely affect the business or prospects of the Company. See "Business -- Regulation."

     Environmental Liabilities. In the course of its business, the Company has acquired, and may in the future acquire, properties securing defaulted loans. Although substantially all of the Company's Land Loans are secured by mortgages on rural land, there is a risk that hazardous substances or waste could be discovered on such properties after foreclosure by the Company. In such event, the Company might be required to remove such substances from the affected properties at its sole cost and expense. There can be no assurances that the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by the properties or that the Company would have adequate remedies against the prior owner or other responsible parties, or that the Company would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.

     Dependence on Senior Management. The Company's success depends upon the continued contributions of its senior management. The loss of services of certain of the Company's executive officers could have an adverse effect upon the Company's business. The Company maintains key man insurance on the life of Richard A. Stratton, its Chief Executive Officer and President.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act, are incorporated in and made a part of this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

          (c) The definitive Proxy Statement dated March 24, 1998 for the Annual Meeting of the Company's stockholders held on April 24, 1998.

     All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits not specifically incorporated in such documents). Requests for such copies should be directed to Ronald E. Rabidou, Chief Financial Officer and Treasurer, Litchfield Financial Corporation, 430 Main Street, Williamstown, MA 01267 (telephone number:
413-458-1000).

                           FORWARD-LOOKING STATEMENTS

     Except for the historical information contained or incorporated by reference in this Prospectus, the matters discussed or incorporated by reference herein are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth under "Risk Factors" as well as the following: general economic and business conditions; industry trends; changes in business strategy or development plans; availability and quality of management; and availability, terms and deployment of capital. Special attention should be paid to such forward-looking statements including, but not limited to, statements relating to (i) the Company's ability to execute its growth strategies and to realize its growth objectives and (ii) the Company's ability to obtain sufficient resources to finance its working capital needs and provide for its known obligations.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $17,695,000 after deducting the underwriting discount and estimated offering expenses payable by the Company. It is expected that the net proceeds of this Offering will be used to repay certain amounts outstanding under the Company's lines of credit and for general corporate purposes. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998, and as adjusted to reflect the sale of 1,000,000 of the shares of Common Stock offered hereby by the Company and the application of the net proceeds as set forth under "Use of Proceeds."

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------    ------------
Long-term debt:
  Notes.....................................................  $105,347,000    $105,347,000
Stockholders' equity:
  Preferred stock, $.01 par value; authorized 1,000,000
     shares, none issued and outstanding....................            --              --
  Common stock, $.01 par value; authorized 8,000,000 shares,
     5,660,790 shares issued and outstanding (6,667,751
     shares issued and outstanding, as adjusted)(1)(2)......        56,000          66,000
  Additional paid in capital................................    36,727,000      54,677,000
  Net unrealized gain on retained interests in loan sales...     1,047,000       1,047,000
  Retained earnings.........................................    15,813,000      15,813,000
                                                              ------------    ------------
     Total stockholders' equity.............................    53,643,000      71,603,000
                                                              ------------    ------------
          Total capitalization(3)...........................  $158,990,000    $176,950,000
                                                              ============    ============

---------------
(1) Excludes 752,030 shares issuable upon exercise of outstanding stock options under the Company's 1990 Stock Option Plan at May 4, 1998, of which options for 553,138 shares were exercisable as of such date, and 12,864 shares issuable upon exercise of outstanding stock options under the Company's 1995 Stock Option Plan for Non-Employee Directors at May 4, 1998, of which options for 12,864 shares were exercisable as of such date. See "Principal and Selling Stockholders".

(2) At the Company's Annual Meeting held on April 24, 1998, the stockholders voted to increase the authorized shares of common stock from 8,000,000 to 12,000,000.

(3) Total capitalization includes total stockholders' equity and total long-term debt.

                 MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

     The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by The Nasdaq Stock Market's National Market under the symbol "LTCH." All share prices have been adjusted for a 5% stock dividend in each of 1996 and 1995.

     On June 18, 1998, the last reported sale price of the Common Stock as reported by The Nasdaq Stock Market's National Market was $19 1/8 per share. As of March 12, 1998, the approximate number of holders of record of the Common Stock was 1,100.

                                                              HIGH    LOW    DIVIDENDS
                                                              ----    ---    ---------
1995
1st Quarter.................................................  $10 7/8 $ 9 5/8     --
2nd Quarter.................................................   12 7/8  10        --
3rd Quarter.................................................   16      12 3/8     --
4th Quarter.................................................   15 1/4  12 3/8   $.04
1996
1st Quarter.................................................   13 5/8  11        --
2nd Quarter.................................................   14 1/4  12 7/8     --
3rd Quarter.................................................   15      11 1/2     --
4th Quarter.................................................   15      12 1/2   $.05
1997
1st Quarter.................................................   16 3/4  14        --
2nd Quarter.................................................   17      13 7/8     --
3rd Quarter.................................................   21 3/4  16 3/8     --
4th Quarter.................................................   21 1/2  16 1/2   $.06
1998
1st Quarter.................................................   24      17 1/2     --
2nd Quarter (through June 18, 1998).........................   24      19 1/8     --

     The Company paid annual cash dividends of $.06 per share in 1997, $.05 per share in 1996 and $.04 per share in 1995. In addition, the Company paid a 5% stock dividend in each of 1996 and 1995. Any declaration and payment of future dividends will be determined at the discretion of the Board of Directors in light of then current conditions, including the Company's earnings, financial condition and cash requirements, restrictions in its debt agreements and other factors the Board of Directors determines relevant. The Company's outstanding long-term debt agreements contain certain restrictions on its ability to pay dividends.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                          THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                          MARCH 31,
                                             ---------------------------------------------------------   ---------------------
                                               1993        1994        1995        1996        1997        1997        1998
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
STATEMENT OF INCOME DATA(1):
Revenues:
  Interest and fees on loans...............  $   4,330   $   5,669   $  11,392   $  14,789   $  19,374   $   4,546   $   5,233
  Gain on sale of loans....................      4,550       4,847       5,161       7,331       8,564       1,504       2,227
  Servicing and other fee income...........        501         459         908       1,576       1,753         357         493
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Total revenues....................      9,381      10,975      17,461      23,696      29,691       6,407       7,953
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
Expenses:
  Interest expense.........................      2,717       3,158       6,138       7,197      10,675       2,394       2,997
  Salaries and employee benefits...........      1,350       1,776       2,798       2,824       3,399         813       1,133
  Other operating expenses.................      1,017       1,164       2,120       3,147       3,480         903         953
  Provision for loan losses................        620         559         890       1,954       1,400         435         350
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Total expenses....................      5,704       6,657      11,946      15,122      18,954       4,545       5,433
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes and
  extraordinary item.......................      3,677       4,318       5,515       8,574      10,737       1,862       2,520
Provision for income taxes.................      1,426       1,619       2,066       3,301       4,134         717         970
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary item...........      2,251       2,699       3,449       5,273       6,603       1,145       1,550
Extraordinary item(2)......................         --        (126)         --          --        (220)         --          --
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Net income........................  $   2,251   $   2,573   $   3,449   $   5,273   $   6,383   $   1,145   $   1,550
                                             =========   =========   =========   =========   =========   =========   =========
Basic per common share amounts:
  Income before extraordinary item.........  $     .55   $     .66   $     .80   $     .97   $    1.19   $     .21   $     .27
  Extraordinary item.......................         --        (.03)         --          --        (.04)         --          --
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Net income per share..............  $     .55   $     .63   $     .80   $     .97   $    1.15   $     .21   $     .27
                                             =========   =========   =========   =========   =========   =========   =========
Basic weighted average number of shares
  outstanding..............................  4,065,688   4,116,684   4,315,469   5,441,636   5,572,465   5,446,679   5,659,756
Diluted per common share amounts:
  Income before extraordinary item.........  $     .53   $     .63   $     .76   $     .93   $    1.12   $     .20   $     .26
  Extraordinary item.......................         --        (.03)         --          --        (.04)         --          --
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
         Net income per share..............  $     .53   $     .60   $     .76   $     .93   $    1.08   $     .20   $     .26
                                             =========   =========   =========   =========   =========   =========   =========
Diluted weighted average number of shares
  outstanding..............................  4,216,151   4,282,884   4,524,607   5,682,152   5,909,432   5,792,078   6,020,158
Cash dividends declared per common share...  $     .02   $     .03   $     .04   $     .05   $     .06   $      --   $      --

OTHER STATEMENT OF INCOME DATA:
Income before extraordinary item as a
  percentage of revenues...................      24.0%       24.6%       19.8%       22.3%       22.3%       17.9%       19.5%
Return on average assets(3)................       5.0%        4.6%        3.7%        4.0%        3.8%        2.8%        3.1%
Return on average equity(3)................      17.0%       17.2%       16.6%       13.3%       14.1%       10.6%       11.8%

---------------
 (1) Certain amounts in the 1993 through 1996 financial information have been restated to conform to the 1997 and 1998 presentation.

 (2) Reflects loss on early extinguishment of a portion of the 1992 Notes, net of applicable tax benefit of $76,000, for 1994 and of the remainder of the 1992 Notes, net of applicable tax benefit of $138,000, for 1997.

 (3) The returns on average assets and average equity for the three month periods are calculated on an annualized basis. Calculations are based on income before extraordinary item. Historically, the Company's returns generally have been lower in the first quarter than for the respective fiscal year as a whole.

                                                                          DECEMBER 31,
                                                       --------------------------------------------------   MARCH 31,
                                                        1993      1994       1995       1996       1997       1998
                                                       -------   -------   --------   --------   --------   ---------
BALANCE SHEET DATA(4):
Total assets.........................................  $54,444   $63,487   $112,459   $152,689   $186,790   $210,176
Loans held for sale(5)...............................    5,931    11,094     14,380     12,260     16,366     16,246
Other loans(5).......................................   10,306    15,790     33,613     79,996     86,307    116,816
Retained interests in loan sales(5)..................   11,764    11,996     22,594     28,912     30,299     29,937
Secured debt.........................................       --     5,823      9,836     43,727      5,387     27,650
Unsecured debt.......................................   32,302    29,896     47,401     46,995    105,347    105,347
Stockholders' equity.................................   14,722    16,610     37,396     42,448     52,071     53,643

OTHER FINANCIAL DATA:
Loans purchased and originated(6)....................  $42,410   $59,798   $121,046   $133,750   $184,660   $ 67,493
Loans sold(6)........................................   28,099    40,116     65,115     54,936     98,747     18,502
Loans participated(6)................................       --        --         --         --      6,936      1,452
Serviced Portfolio(7)................................   84,360   105,013    176,650    242,445    304,102    338,502
Loans serviced for others............................   59,720    72,731    111,117    129,619    179,790    184,157
Dealer/developer reserves............................    4,926     6,575      9,644     10,628     10,655     10,616
Allowance for loan losses(8).........................    1,064     1,264      3,715      4,528      5,877      6,164
Allowance ratio(9)...................................    1.26%     1.20%      2.10%      1.87%      1.93%      1.82%
Delinquency ratio(10)................................     .61%      .93%      1.73%      1.34%      1.20%      1.20%
Net charge-off ratio(6)(11)..........................     .69%      .38%       .67%       .94%       .74%       .66%
Non-performing asset ratio(12).......................    1.48%     1.02%      1.35%      1.57%      1.03%       .84%

---------------
 (4) In 1997 the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Consequently, certain amounts included in the 1993 through 1996 financial statements have been reclassified to conform with the 1997 and 1998 presentation: "Subordinated pass through certificates held to maturity," "Excess servicing asset" and "Allowance for loans sold" have been reclassified as "Retained interests in loan sales." In addition, "Loans held for investment" have been reclassified as "Other loans."

 (5) Amount indicated is net of allowance for loan losses.

 (6) During the relevant period.

 (7) The Serviced Portfolio consists of the principal amount of loans serviced by or on behalf of the Company, except loans participated without recourse to the Company.

 (8) The allowance for loan losses includes the recourse obligation on retained interests in loan sales.

 (9) The allowance ratio is the allowance for loan losses divided by the amount of the Serviced Portfolio.

(10) The delinquency ratio is the amount of delinquent loans divided by the amount of the Serviced Portfolio. Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

(11) The net charge-off ratio is determined by dividing the amount of net charge-offs for the period by the average Serviced Portfolio for the period. The March 31, 1998 amount is calculated on an annualized basis.

(12) The non-performing asset ratio is determined by dividing the sum of the amount of those loans which are 90 days or more past due and which are not covered by dealer/developer reserves or guarantees and other real estate owned by the amount of the Serviced Portfolio.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Litchfield Financial Corporation (the "Company") is a specialty finance company that provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides such financing by purchasing consumer loans and by making loans to businesses secured by consumer receivables or other assets.

     The Company purchases consumer loans (the "Purchased Loans") consisting primarily of loans to purchasers of rural and vacation properties ("Land Loans") and vacation ownership interests popularly known as timeshare interests ("VOI Loans"). Land Loans are typically secured by one to twenty acre rural parcels. VOI Loans typically finance the purchase of ownership interests ("VOIs") in fully furnished vacation properties.

     The Company also provides financing to rural land dealers, timeshare resort developers and other finance companies secured by receivables ("Hypothecation Loans") and to dealers and developers for the acquisition and development of rural land and timeshare resorts ("A&D Loans"). In addition, the Company purchases other loans, such as consumer home equity loans and consumer construction loans, and provides financing to other businesses secured by receivables or other assets ("Other Loans").

     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gains on sales of loans and (iii) servicing and other fee income. Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds received, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Because a significant portion of the Company's revenues is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to revenues of certain items included in the Company's statements of income.

                                                                                 THREE MONTHS
                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,      MARCH 31,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Revenues:
  Interest and fees on loans.......................   65.2%    62.4%    65.3%    70.9%    65.8%
  Gain on sale of loans............................   29.6     30.9     28.8     23.5     28.0
  Servicing and other fee income...................    5.2      6.7      5.9      5.6      6.2
                                                     -----    -----    -----    -----    -----
                                                     100.0    100.0    100.0    100.0    100.0
                                                     -----    -----    -----    -----    -----
Expenses:
  Interest expense.................................   35.2     30.4     36.0     37.3     37.7
  Salaries and employee benefits...................   16.0     11.9     11.4     12.7     14.2
  Other operating expenses.........................   12.1     13.3     11.7     14.1     12.0
  Provision for loan losses........................    5.1      8.2      4.7      6.8      4.4
                                                     -----    -----    -----    -----    -----
                                                      68.4     63.8     63.8     70.9     68.3
                                                     -----    -----    -----    -----    -----
Income before income taxes and extraordinary
  item.............................................   31.6     36.2     36.2     29.1     31.7
Provision for income taxes.........................   11.8     13.9     13.9     11.2     12.2
                                                     -----    -----    -----    -----    -----
Income before extraordinary item...................   19.8     22.3     22.3     17.9     19.5
Extraordinary item.................................     --       --     (0.8)      --       --
                                                     -----    -----    -----    -----    -----
Net income.........................................   19.8%    22.3%    21.5%    17.9%    19.5%
                                                     =====    =====    =====    =====    =====

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

     Revenues increased 24.1% to $7,953,000 for the three months ended March 31, 1998, from $6,407,000 for the same period in 1997. Net income for the three months ended March 31, 1998 increased 35.4% to $1,550,000 compared to $1,145,000 for the same period in 1997. Loan originations grew 87.2% to $67,493,000 for the three months ended March 31, 1998 from $36,063,000 for the same period in 1997. Net income as a percentage of revenues increased to 19.5% for the three months ended March 31, 1998 from 17.9% for the same period in 1997. The Serviced Portfolio increased 32.1% to $338,502,000 at March 31, 1998 from $256,192,000 at
March 31, 1997.

     Interest and fees on loans increased 15.1% to $5,233,000 for the three months ended March 31, 1998 from $4,546,000 for the same period in 1997, primarily as the result of the higher average balance of other loans during the 1998 periods. The average rate earned on the Serviced Portfolio decreased to 12.0% at March 31, 1998 from 12.4% at March 31, 1997, primarily due to the effect of the growth in Hypothecation Loans as a percentage of the portfolio. Hypothecation Loan yields are usually less than Land Loan or VOI Loan yields, but Hypothecation Loans servicing costs and loan losses are generally less as well.

     Gain on the sale of loans increased 48.1% to $2,227,000 for the three months ended March 31, 1998 from $1,504,000 in the same period in 1997. The volume of loans sold increased 53.6% to $18,502,000 for the three months ended March 31, 1998 from $12,043,000 during the corresponding period in 1997 primarily due to the growth in originations.

     Servicing and other fee income increased 38.1% to $493,000 for the three months ended March 31, 1998, from $357,000 for the same period in 1997 mostly due to the increase in the other fee income resulting from the collection of a significant prepayment penalty from a Hypothecation Loan. Although loans serviced for others increased 40.4% to $184,157,000 as of March 31, 1998 from $131,162,000 at March 31, 1997, servicing income remained relatively constant due to an increase in Hypothecation Loans serviced for others and a decrease in the average servicing fee per loan.

     Interest expense increased 25.2% to $2,997,000 during the three months ended March 31, 1998 from $2,394,000 for the same period in 1997. The increase in interest expense primarily reflects an increase in average borrowings. During the three months ended March 31, 1998, borrowings averaged $119,122,000 at an average rate of 8.9% as compared to $98,952,000 at an average rate of 8.9% during the same period in 1997. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits increased 39.4% $1,133,000 for the three months ended March 31, 1998 from $813,000 for the same period in 1997 because of an increase in the number of employees in 1998 and, to a lesser extent, an increase in salaries. Personnel costs as a percentage of revenues increased to 14.2% for the three months ended March 31, 1998 compared to 12.7% for the same period in 1997. As a percentage of the Serviced Portfolio, personnel costs increased to 1.34% for the three months ended March 31, 1998 from 1.27% for the same period in 1997.

     Other operating expenses increased 5.5% to $953,000 for the three months ended March 31, 1998 from $903,000 for the same period in 1997. As a percentage of revenues, other operating expenses decreased to 12.0% for the three months ended March 31, 1998 compared to 14.1% for the corresponding period in 1997. As a percentage of the Serviced Portfolio, other operating expenses decreased to 1.13% for the three months ended March 31, 1998 from 1.41% for the same period in 1997.

     During the three months ended March 31, 1998, the provision for loan losses decreased 19.5% to $350,000 from $435,000 for the same period in 1997. The provision for loan losses decreased because of the growth in Hypothecation Loans as a percentage of the Serviced Portfolio. Hypothecation Loans have experienced significantly lower delinquency and default rates than Purchased Loans.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues increased 25.3% to $29,691,000 for the year ended December 31, 1997, from $23,696,000 for the year ended December 31, 1996. Net income for 1997 increased 21.1% to $6,383,000 compared to

$5,273,000 in 1996. Net income as a percentage of revenues was 21.5% for the year ended December 31, 1997 compared to 22.3% for the year ended December 31, 1996. Loan purchases and originations grew 38.1% to $184,660,000 in 1997 from $133,750,000 in 1996. The Serviced Portfolio increased 25.4% to $304,102,000 at December 31, 1997 from $242,445,000 at December 31, 1996.

     Interest and fees on loans increased 31.0% to $19,374,000 in 1997 from $14,789,000 in 1996, primarily as the result of the higher average balance of loans held for sale and other loans during 1997. The average rate earned on loans owned and retained interests in loan sales decreased to 12.2% for the year ended December 31, 1997 from 12.5% for the year ended December 31, 1996, primarily due to the effect of the growth in Hypothecation Loans and A&D Loans as a percentage of the Serviced Portfolio. Hypothecation Loan and A&D Loan yields are usually less than Land Loan or VOI Loan yields, but servicing costs and loan losses are generally less as well.

     Gain on the sale of loans increased 16.8% to $8,564,000 in 1997 from $7,331,000 in 1996. The volume of loans sold increased 79.7% to $98,747,000 for the year ended 1997 from $54,936,000 for the same period in 1996. Gain on sale of loans increased less than the volume of loans sold for the year ended December 31, 1997 primarily due to the lower yield on the sale of Hypothecation Loans in 1997 and, to a lesser extent, the lower amount of discount relating to loans sold. The yield on the sale of Hypothecation Loans is significantly less than the typical yield on sales of consumer receivables primarily due to shorter average maturities and the nature of the underlying collateral.

     Servicing and other fee income increased 11.2% to $1,753,000 for the year ended December 31, 1997, from $1,576,000 for the year ended December 31, 1996 mostly due to the increase in other fee income resulting from the collection of significant prepayment penalties from a Hypothecation Loan and an A&D Loan in 1997. Although loans serviced for others increased 38.7% to $179,790,000 at December 31, 1997 from $129,619,000 at December 31, 1996, servicing income remained relatively constant due to a decrease in the average servicing fee per loan primarily as the result of the decrease in the number of purchased VOI Loans in the Serviced Portfolio.

     Interest expense increased 48.3% to $10,675,000 for 1997, from $7,197,000 in 1996. The increase in interest expense primarily reflects an increase in average borrowings that were only partially offset by a decrease in average rates. During the year ended December 31, 1997, borrowings averaged $107,900,000 at an average rate of 9.1% compared to $71,800,000 and 9.3%, respectively, during 1996. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits increased 20.4% to $3,399,000 for the year ended December 31, 1997 from $2,824,000 for the year ended December 31, 1996 because of an increase in the number of employees and, to a lesser extent, an increase in salaries. The number of full time equivalents increased to 71 at December 31, 1997 compared to 57 at December 31, 1996. Personnel costs as a percentage of revenues decreased slightly to 11.4% for the year ended December 31, 1997 compared to 11.9% in 1996. As a percentage of the Serviced Portfolio, personnel costs decreased to 1.12% for the year ended December 31, 1997 from 1.16% for the same period in 1996.

     Other operating expenses increased 10.6% to $3,480,000 for the year ended December 31, 1997 from $3,147,000 for the same period in 1996 primarily as the result of the growth in the Serviced Portfolio. As a percentage of revenues, other operating expenses decreased to 11.7% in 1997 compared to 13.3% in 1996. As a percentage of the Serviced Portfolio, other operating expenses decreased to 1.14% for 1997 from 1.30% for 1996.

     During 1997, the provision for loan losses decreased 28.4% to $1,400,000 from $1,954,000 in 1996. The provision for loan losses decreased despite the increase in loans owned and retained interests in loans sold because of the growth in Hypothecation Loans as a percentage of the Serviced Portfolio. Hypothecation Loans have experienced significantly lower delinquency and default rates than Purchased Loans.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues increased 35.7% to $23,696,000 for the year ended December 31, 1996, from $17,461,000 for the year ended December 31, 1995. Net income for the year ended December 31, 1996 increased 52.9% to $5,273,000 compared to $3,449,000 in 1995. Net income as a percentage of revenues was 22.3% for the year ended December 31, 1996 compared to 19.8% for the year ended December 31, 1995. Loan originations grew 10.5% to $133,750,000 in 1996 from $121,046,000 in
1995. Excluding the 1995 purchase of $41,500,000 of loans from the Government Employees Financial Corporation ("GEFCO"), originations increased 68.1%. The Serviced Portfolio increased 37.2% to $242,445,000 at December 31, 1996 from $176,650,000 at December 31, 1995.

     Interest and fees on loans increased 29.8% to $14,789,000 in 1996 from $11,392,000 in 1995, primarily as the result of increases in loans held for investment, subordinated pass-through certificates and fees related to Hypothecation Loan originations. The average rate earned on loans owned and subordinated pass-through certificates decreased to 12.5% for the year ended December 31, 1996 from 13.2% in 1995, primarily due to the effect of the growth in Hypothecation Loans as a percentage of the loan portfolio. Hypothecation Loan yields are usually less than Land Loan or VOI Loan yields, but Hypothecation Loan servicing costs and loan losses are generally less as well.

     Gain on the sale of loans increased 42.0% to $7,331,000 in 1996 from $5,161,000 in 1995. The volume of loans sold decreased 15.6% to $54,936,000 for the year ended 1996 from $65,115,000 in 1995. The primary reason for the increase in the gain on sale of loans despite the decrease in the volume of loans sold was that the Company did not recognize any gain on the sale of $27,155,000 of VOI Loans purchased from GEFCO in the second quarter of 1995.

     Loans serviced for others increased 16.7% to $129,619,000 at December 31, 1996 from $111,117,000 at December 31, 1995. Servicing and other fee income increased 73.6% to $1,576,000 for the year ended December 31, 1996, from $908,000 in 1995 because of the higher average Serviced Portfolio in 1996. In connection with the Company's continued growth, the Company decided to subcontract its servicing rights in order to avoid incurring additional fixed overhead costs associated with such servicing. Accordingly, the Company subcontracted to an unaffiliated third party the servicing of VOI Loans in 1995 and the remaining loans in April 1996.

     Interest expense increased 17.3% to $7,197,000 for the year ended December 31, 1996, from $6,138,000 in 1995. The increase in interest expense primarily reflects an increase in average borrowings which was only partially offset by a decrease in average rates. During the year ended December 31, 1996, borrowings averaged $71,800,000 at an average rate of 9.3% as compared to $60,500,000 and 9.7%, respectively, during 1995. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits remained relatively constant at $2,824,000 for the year ended December 31, 1996 from $2,798,000 in 1995 despite increases in incentive compensation, salaries and the average number of employees in 1996. The average number of employees increased to 56 in 1996 from 45 in 1995, primarily as the result of the GEFCO acquisition. The number of full time equivalents increased to 57 at December 31, 1996 compared to 55 at December 31, 1995. The small increase in the number of full-time equivalents despite the significant growth in originations and the Serviced Portfolio described above is partially the result of subcontracting servicing to a third party. As a result, personnel costs as a percentage of revenues decreased to 11.9% for the year ended December 31, 1996 compared to 16.0% in 1995.

     Other operating expenses increased 48.4% to $3,147,000 for the year ended December 31, 1996 from $2,120,000 for the same period in 1995 primarily as the result of the subcontracting of servicing to a third party. As a percentage of revenues, other operating expenses increased to 13.3% in 1996 compared to 12.1% in 1995.

     During 1996, the Company increased its provision for loan losses 119.6% to $1,954,000 from $890,000 in 1995, primarily as the result of the overall increase in the Serviced Portfolio as well as the proportionate increase in the percentage of nonguaranteed loans in the Serviced Portfolio. Historically, the loan loss rate for nonguaranteed loans has been higher than the rate for guaranteed loans.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires continued access to short and long-term sources of debt financing and equity capital. The Company's principal cash requirements arise from loan originations, repayment of debt on maturity, payments of operating and interest expenses and loan repurchases. The Company's primary sources of liquidity are loan sales, short-term borrowings under secured lines of credit, long-term debt and equity offerings and cash flows from operations.

     Since its inception, the Company has sold $366,700,000 of loans at face value ($348,198,000 through December 31, 1997). The principal amount remaining on the loans sold was $184,157,000 at March 31, 1998 and $179,790,000 at
December 31, 1997. In connection with certain loan sales, the Company commits to repurchase from investors any loans that become 90 days or more past due. This obligation is subject to various terms and conditions, including, in some instances, a limitation on the amount of loans that may be required to be repurchased. There were approximately $9,940,000 of loans at March 31, 1998 which the Company could be required to repurchase in the future should such loans become 90 days or more past due. The Company repurchased $118,000 and $335,000 of loans under the recourse provisions of loan sales during the three months ended March 31, 1998 and 1997, respectively. As of March 31, 1998, $22,751,000 of the Company's cash was restricted as credit enhancement for certain securitization programs. To date, the Company has sold participations in $8,388,000 of A&D and Other Loans without recourse to the Company ($6,936,000 through December 31, 1997).

     The Company funds its loan purchases in part with borrowings under various lines of credit. Lines are paid down when the Company receives the proceeds from the sale of the loans or when cash is otherwise available. These lines of credit totaled $116,000,000 at March 31, 1998 and December 31, 1997. Outstanding borrowings on these lines of credit were $22,627,000 at March 31, 1998, and none at December 31, 1997. At March 31, 1998 and December 31, 1997, lines of credit also included a $1,500,000 construction mortgage loan, under which there were outstanding borrowings of $498,000 and $8,000, respectively. Interest rates on these lines of credit range from the Eurodollar or LIBOR rate plus 2% to the prime rate plus 1.25%. The Company is not required to maintain compensating balances or forward sales commitments under the terms of these lines of credit.

     The Company also finances its loan purchases with two revolving line of credit and sale facilities as part of asset backed commercial paper facilities with multi-seller commercial paper issuers. Such facilities totaled $150,000,000 at March 31, 1998 and December 31, 1997. In May 1998, one of the facilities, totalling $125,000,000, was increased to $150,000,000, and the term was extended from June 1998 to June 2001. As of March 31, 1998 and December 31, 1997, the outstanding balances of loans sold or pledged under these facilities were $129,873,000 and $121,142,000, respectively. Outstanding borrowings under these lines of credit were $97,000 at March 31, 1998 and $169,000 at December 31, 1997. Interest is payable on these lines of credit based on certain commercial paper rates.

     The Company also finances its liquidity needs with long-term debt. Long-term debt totaled $105,347,000 at March 31, 1998 and December 31, 1997.

     The Company also has a term note payable monthly based on the collection of the underlying collateral. The note is currently redeemable only with the approval of the noteholder. The note is collateralized by certain of the Company's retained interests in loan sales and cash. The balance outstanding on the note was $4,428,000 and $5,210,000 at March 31, 1998 and December 31, 1997,
respectively.

     In June 1997, the Company entered into two interest rate swap agreements. The swap agreements involve the payment of interest to the counterparty at the prime rate on a notional amount of $110,000,000 and the receipt of interest at the commercial paper rate plus a spread and the LIBOR rate plus a spread on notional amounts of $80,000,000 and $30,000,000, respectively. The swap agreements expire in June 2000. There is no exchange of the notional amounts upon which interest payments are based.

     Historically, the Company has not required major capital expenditures to support its operations.

CREDIT QUALITY AND ALLOWANCES FOR LOAN LOSSES

     The Company maintains allowances for loan losses and recourse obligations on retained interests in loan sales at levels which, in the opinion of management, provide adequately for current and estimated future losses on such assets. Past-due loans (loans 30 days or more past due which are not covered by dealer/developer reserves and guarantees and not included in other real estate owned) as a percentage of the Serviced Portfolio remained constant at 1.20% as of March 31, 1998 compared with December 31, 1997, and decreased compared with 1.34% at March 31, 1997. Management evaluates the adequacy of the allowances on a quarterly basis by examining current delinquencies, the characteristics of the accounts, the value of the underlying collateral, and general economic conditions and trends. Management also evaluates the extent to which dealer/developer reserves and guarantees can be expected to absorb loan losses. When the Company does not receive guarantees on loan portfolios purchased, it adjusts its purchase price to reflect anticipated losses and its required yield. This purchase adjustment is recorded as an increase in the allowance for loan losses and is used only for the respective portfolio. A provision for loan losses is recorded in an amount deemed sufficient by management to maintain the allowances at adequate levels. Total allowances for loan losses and recourse obligations on retained interests in loan sales increased to $6,164,000 at March 31, 1998 compared to $5,877,000 at December 31, 1997. The allowance ratio (the allowances for loan losses divided by the amount of the Serviced Portfolio) at March 31, 1998 decreased slightly to 1.82% from 1.93% at December 31, 1997.

     As part of the Company's financing of Purchased Loans, arrangements are entered into with dealers and resort developers, whereby reserves are established to protect the Company from potential losses associated with such loans. As part of the Company's agreement with the dealers and resort developers, a portion of the amount payable to each dealer and resort developer for a Purchased Loan is retained by the Company and is available to the Company to absorb loan losses for those loans. The Company negotiates the amount of the reserves with the dealers and developers based upon various criteria, two of which are the financial strength of the dealer or developer and credit risk associated with the loans being purchased. Dealer/developer reserves amounted to $10,616,000 and $10,655,000 at March 31, 1998 and December 31, 1997,
respectively. The Company generally returns any excess reserves to the dealer/developer on a quarterly basis as the related loans are repaid by borrowers.

IMPACT OF YEAR 2000

     As the year 2000 approaches, an issue impacting all companies has emerged regarding how existing application software programs and operating systems can accommodate this date value. Substantially all of the Company's operating systems are already year 2000 compliant. The Company does not expect to incur any significant additional costs to make its remaining applications year 2000 compliant.

INFLATION

     Inflation has not had a significant effect on the Company's operating results to date.

                                    BUSINESS

OVERVIEW

     The Company purchases and services Land Loans which are typically secured by one to twenty acre rural parcels. The Company also purchases and services VOI Loans which finance the purchase of ownership interests in a fully furnished vacation property. The Company makes Hypothecation Loans to rural land dealers and resort developers and other businesses secured by receivables. The Company also makes A&D Loans to rural land dealers and resort developers in order to finance additional receivables generated by these A&D Loans. The Company sells substantially all the Land Loans and VOI Loans it purchases and certain of the Hypothecation Loans it originates either as whole loans or securitizations. The principal sources of the Company's revenues are (i) interest and fees on loans,
(ii) gains from the sale of loans and (iii) servicing and other fee income. Because a significant portion of the Company's revenues is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations.

CHARACTERISTICS OF THE SERVICED PORTFOLIO, LOAN PURCHASES AND ORIGINATIONS

     The following table shows the growth in the diversity of the Serviced Portfolio from primarily Purchased Loans to a mix of Purchased Loans, Hypothecation Loans, A&D Loans and Other Loans:

                                                        DECEMBER 31,
                                          -----------------------------------------    MARCH 31,
                                          1993     1994     1995     1996     1997       1998
                                          -----    -----    -----    -----    -----    ---------
Purchased Loans.........................   89.0%    85.3%    81.6%    67.1%    56.6%      52.5%
Hypothecation Loans.....................    5.0      9.0     12.5     20.7     26.9       32.3
A&D Loans...............................    4.3      3.3      3.1      8.7     13.7       12.8
Other Loans.............................    1.7      2.4      2.8      3.5      2.8        2.4
                                          -----    -----    -----    -----    -----      -----
          Total.........................  100.0%   100.0%   100.0%   100.0%   100.0%     100.0%
                                          =====    =====    =====    =====    =====      =====

     The following table shows the growth in the diversity of the Company's originations from primarily Purchased Loans to a mix of Purchased Loans, Hypothecation Loans, A&D Loans and Other Loans:

                                                                                  THREE MONTHS
                                                                                     ENDED
                                             YEAR ENDED DECEMBER 31,               MARCH 31,
                                    -----------------------------------------    --------------
                                    1993     1994     1995     1996     1997     1997     1998
                                    -----    -----    -----    -----    -----    -----    -----
Purchased Loans...................   77.8%    67.6%    71.4%    49.9%    30.3%    34.6%    25.8%
Hypothecation Loans...............   11.8     22.2     20.9     29.6     37.1     46.7     58.2
A&D Loans.........................    7.1      6.0      3.1     14.4     24.0      5.7     11.5
Other Loans.......................    3.3      4.2      4.6      6.1      8.6     13.0      4.5
                                    -----    -----    -----    -----    -----    -----    -----
          Total...................  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
                                    =====    =====    =====    =====    =====    =====    =====

  (1) Purchased Loans

     The Company provides indirect financing to consumers through a large number of experienced land dealers and resort developers from which it regularly purchases land loans and VOI loans. The dealers and resort developers make loans to consumers generally using the Company's standard forms and subject to the Company's underwriting criteria. The Company then purchases such loans from the land dealers and resort developers on an individually approved basis in accordance with its credit guidelines.

     Each land dealer and resort developer from whom the Company purchases loans is interviewed by the Company's management and approved by its credit committee. Management evaluates each land dealer's and resort developer's experience, financial statements and credit references and personally inspects a substantial portion of the land dealer's and resort developer's inventory of land and VOIs prior to approval of loan purchases.

     In order to enhance the creditworthiness of loans purchased from land dealers and resort developers, the Company typically requires land dealers and resort developers to guarantee payment of the loans and typically retains a portion of the amount payable by the Company to each land dealer and resort developer on purchase of the loan. The retained portion, or reserve, is released to the land dealer or resort developer as the related loan is repaid.

     Prior to purchasing land loans or VOI loans, the Company evaluates the credit and payment history of each borrower in accordance with its underwriting guidelines, performs borrower interviews on a sample of loans, reviews the documentation supporting the loans for completeness and obtains an appropriate opinion from local legal counsel. The Company purchases only those loans which meet its credit standards.

     The Company also purchases portfolios of seasoned loans primarily from land dealers and resort developers. The land dealers or resort developers typically guarantee the loans sold and the Company typically withholds a reserve as described above. Management believes that the portfolio acquisition program is attractive to land dealers and resort developers because it provides them with liquidity to purchase additional inventory. The Company also purchases portfolios of seasoned loans from financial institutions and others. Sellers generally do not guarantee such loans, but the Company sets aside a portion of the purchase discount as an allowance for future loan losses.

     In evaluating such seasoned portfolios, the Company conducts its normal review of the borrower's documentation, payment history and underlying collateral. However, the Company may not always be able to reject individual loans.

     The Company's portfolio of Purchased Loans is secured by property located in 38 states.

                                                             PRINCIPAL AMOUNT OF LOANS
                                                 -------------------------------------------------
                                                             DECEMBER 31,
                                                 ------------------------------------    MARCH 31,
                                                 1993    1994    1995    1996    1997      1998
                                                 ----    ----    ----    ----    ----    ---------
Southwest......................................   18%     19%     16%     26%     30%        31%
South..........................................   33      37      31      31      31         30
West...........................................    2       3      20      20      17         19
Mid-Atlantic...................................   17      16      16      10      10          9
Northeast......................................   30      25      17      13      12         11
                                                 ---     ---     ---     ---     ---        ---
          Total................................  100%    100%    100%    100%    100%       100%
                                                 ===     ===     ===     ===     ===        ===

  a. Land Loans

     Dealers from whom the Company purchases Land Loans are typically closely-held firms with annual revenues of less than $3.0 million. Dealers generally purchase large rural tracts (generally 100 or more acres) from farmers or other owners and subdivide the property into one to twenty acre parcels for resale to consumers. Generally the subdivided property is not developed significantly beyond the provision of graded access roads. In recreational areas, sales are made primarily to urban consumers who wish to use the property for a vacation or retirement home or for recreational purposes such as fishing, hunting or camping. In other rural areas, sales are more commonly made to persons who will locate a manufactured home on the parcel. The aggregate principal amount of Land Loans purchased from individual dealers during the three months ended March 31, 1998 varied significantly from a low of approximately $9,000 to a high of approximately $2.0 million. As of March 31, 1998 and December 31, 1997, the five largest dealers accounted for approximately 18.0% and 18.4%, respectively, of the principal amount of the Land Loans in the Serviced Portfolio. No single dealer accounted for more than 5.0% at March 31, 1998 or at December 31, 1997.

     As of March 31, 1998 and December 31, 1997, 44.7% and 47.0%, respectively, of the Serviced Portfolio consisted of Land Loans. The average principal balance of such Land Loans was approximately $13,200 and

$13,000, respectively. The following table sets forth as of March 31, 1998 the distribution of Land Loans in the Company's Serviced Portfolio:

                                                           PERCENTAGE OF                 PERCENTAGE OF
                                            PRINCIPAL        PRINCIPAL      NUMBER OF      NUMBER OF
            PRINCIPAL BALANCE                 AMOUNT          AMOUNT          LOANS          LOANS
            -----------------              ------------    -------------    ---------    -------------
Less than $10,000........................  $ 27,448,000         18.1%         5,198           45.5%
$10,000-$19,999..........................    58,650,000         38.7          4,120           36.0
$20,000 and greater......................    65,325,000         43.2          2,118           18.5
                                           ------------        -----         ------          -----
          Total..........................  $151,423,000        100.0%        11,436          100.0%
                                           ============        =====         ======          =====

     As of March 31, 1998 and December 31, 1997, the weighted average interest rate of the Land Loans included in the Company's Serviced Portfolio was 12.0% and 12.1%, respectively. The weighted average remaining maturity was 12.1 years at March 31, 1998 and December 31, 1997. The following table sets forth as of March 31, 1998 the distribution of interest rates payable on the Land Loans:

                                                                                  PERCENTAGE OF
                                                                                    PRINCIPAL
                       INTEREST RATE                          PRINCIPAL AMOUNT       AMOUNT
                       -------------                          ----------------    -------------
Less than 12.0%.............................................    $ 55,256,000           36.5%
12.0%-13.9%.................................................      70,131,000           46.3
14.0% and greater...........................................      26,036,000           17.2
                                                                ------------          -----
          Total.............................................    $151,423,000          100.0%
                                                                ============          =====

     As of March 31, 1998 and December 31, 1997, the Company's Land Loan borrowers resided in 50 states, the District of Columbia and two territories or foreign countries.

  b. VOI Loans

     The Company purchases VOI Loans from various resort developers. The Company generally targets small to medium size resorts with completed amenities and established property owners associations. These resorts participate in programs that permit purchasers of VOIs to exchange their timeshare intervals for timeshare intervals in other resorts around the world. During the three months ended March 31, 1998, the Company acquired approximately $772,000 of VOI Loans. As of March 31, 1998 and December 31, 1997, the five largest developers accounted for approximately 37.1% and 36.6%, respectively, of the principal amount of the VOI Loans in the Serviced Portfolio, and no single developer accounted for more than 9.2% and 9.0%, respectively.

     As of March 31, 1998 and December 31, 1997, 7.8% and 9.6%, respectively, of the Serviced Portfolio consisted of VOI Loans. The average principal balance of such VOI Loans was approximately $3,500 and $3,600, respectively. The following table sets forth as of March 31, 1998 the distribution of VOI Loans.

                                                           PERCENTAGE OF                 PERCENTAGE OF
                                             PRINCIPAL       PRINCIPAL      NUMBER OF      NUMBER OF
            PRINCIPAL BALANCE                 AMOUNT          AMOUNT          LOANS          LOANS
            -----------------               -----------    -------------    ---------    -------------
Less than $4,000..........................  $ 9,442,000         35.9%         4,606           61.7%
$4,000-$5,999.............................    8,654,000         32.9          1,754           23.5
$6,000 and greater........................    8,192,000         31.2          1,100           14.8
                                            -----------        -----          -----          -----
          Total...........................  $26,288,000        100.0%         7,460          100.0%
                                            ===========        =====          =====          =====

     As of March 31, 1998 and December 31, 1997, the weighted average interest rate of the VOI Loans included in the Company's Serviced Portfolio was 14.6% and the weighted average remaining maturity was 3.8 years and 3.7 years, respectively. The following table sets forth as of March 31, 1998 the distribution of interest rates payable on the VOI Loans:

                                                                                  PERCENTAGE OF
                                                                                    PRINCIPAL
                       INTEREST RATE                          PRINCIPAL AMOUNT       AMOUNT
                       -------------                          ----------------    -------------
Less than 14.0%.............................................    $10,906,000            41.5%
14.0%-15.9%.................................................      6,862,000            26.1
16.0% and greater...........................................      8,520,000            32.4
                                                                -----------           -----
  Total.....................................................    $26,288,000           100.0%
                                                                ===========           =====

     As of March 31, 1998 and December 31, 1997, the Company's VOI borrowers resided in 50 states, the District of Columbia and four territories or foreign countries.

  (2) Hypothecation Loans

     The Company extends Hypothecation Loans to land dealers and resort developers and other businesses secured by receivables. The Company has recently expanded its marketing of Hypothecation Loans to include loans to other finance companies secured by other types of collateral. These loans may be larger than the Company's average Hypothecation Loans and may provide the Company with an option to take an equity position in the borrower. During the three months ended March 31, 1998, the Company extended or acquired approximately $39.2 million of Hypothecation Loans, of which $1.6 million, or 4.1%, were secured by Land Loans, $14.9 million, or 38.0%, were secured by VOI Loans and $22.7 million, or 57.9%, were secured by other types of collateral.

     The Company typically extends Hypothecation Loans based on advance rates of 75% to 90% of the eligible receivables which serve as collateral. The Company's Hypothecation Loans are typically made at variable rates based on the prime rate of interest plus 2% to 4%. As of March 31, 1998 and December 31, 1997, the Company had $109.3 million and $81.9 million of Hypothecation Loans outstanding, none of which were 30 days or more past due. During the three months ended March 31, 1998, the Company acquired a $17.0 million participation interest in an Hypothecation Loan from another financial institution. As planned, subsequent to March 31, 1998, the Company purchased the underlying receivables, which the Company will classify as Other Loans in future periods. The proceeds of the receivables purchased were applied to pay off the Company's participation interest. At March 31, 1998, Hypothecation Loans, excluding the participation interest described above, ranged in size from $6,900 to $10.4 million with an average principal balance of $1,198,000. At December 31, 1997, Hypothecation Loans ranged in size from $7,800 to $8.7 million with an average balance of $1,204,000. The five largest Hypothecation Loans, excluding the participation interest described above, represented 10.3% and 10.7% of the Serviced Portfolio at March 31, 1998 and December 31, 1997, respectively.

  (3) A&D Loans

     The Company also makes A&D Loans to dealers and developers for the acquisition and development of rural and timeshare resorts in order to finance additional receivables generated by the A&D Loans. During the three months ended March 31, 1998, the Company made $7.8 million of A&D Loans to land dealers and resort developers, of which $1.7 million, or 21.8%, were secured by land and $6.1 million, or 78.2%, were secured by resorts.

     The Company generally makes A&D Loans to land dealers and resort developers based on loan to value ratios of 60% to 80% at variable rates based on the prime rate plus 2% to 4%. As of March 31, 1998 and December 31, 1997, the Company had $43.1 million and $41.7 million, respectively, of A&D Loans outstanding, none of which were 30 days or more past due. At March 31, 1998 and December 31, 1997, A&D Loans were secured by timeshare resort developments and rural land subdivisions in 20 states and one foreign territory and 18 states and one foreign territory, respectively. A&D Loans ranged in size from $1,800 to $8.1 million with an average principal balance of $545,000 at March 31, 1998. A&D Loans ranged in size from

$7,800 to $7.3 million with an average principal balance of $622,000 at December 31, 1997. The five largest A&D Loans represented 5.5% and 6.1%, of the Serviced Portfolio at March 31, 1998 and December 31, 1997, respectively.

  (4) Other Loans

     At March 31, 1998, Other Loans consisted primarily of consumer home equity loans, consumer construction loans and other secured commercial loans. Historically, the Company has made or acquired certain other secured and unsecured loans to identify additional lending opportunities or lines of business for possible future expansion as it did with VOI Loans and Hypothecation Loans. Subsequent to March 31, 1998, the Company purchased 232 builder construction loans totalling $32.7 million, a portion of which had previously been collateral for the Hypothecation Loan in which the Company owned a participation interest as described above. The Company expects to purchase additional builder construction loans from finance companies from time to time in the future. The Company had $8.4 million and $8.5 million of such Other Loans, 0.62% and 1.97% of which were 90 days or more past due at March 31, 1998 and December 31, 1997, respectively. At March 31, 1998, Other Loans ranged in size from less than $500 to $158,000 with an average principal balance of $16,000. At December 31, 1997, Other Loans ranged in size from less than $500 to $151,000 with an average principal balance of $13,800. The five largest Other Loans represent 0.2% of the Serviced Portfolio at March 31, 1998 and December 31, 1997.

LOAN UNDERWRITING

     The Company has established loan underwriting criteria and procedures designed to reduce credit losses on its Serviced Portfolio. The loan underwriting process includes reviewing each borrower's credit history. In addition, the Company's underwriting staff routinely conducts telephone interviews with a sample of borrowers. The primary focus of the Company's underwriting is to assess the likelihood that the borrower will repay the loan as agreed by examining the borrower's credit history through credit reporting bureaus.

     The Company's loan policy is to purchase Land and VOI Loans from $3,000 to $50,000. On a case by case basis, the Company will also consider purchasing such loans in excess of $50,000. As of March 31, 1998, the Company had 163 Land Loans exceeding $50,000 representing 3.5% of the number of such loans in the Serviced Portfolio, for a total of $11.9 million. There were no VOI Loans exceeding $50,000 as of March 31, 1998. The Company will originate Hypothecation Loans up to $20 million and A&D Loans up to $10 million. From time to time the Company may have an opportunity to originate larger Hypothecation Loans or A&D Loans in which case the Company may exceed such amounts or may seek to participate such loans with other financial institutions. Construction Loans greater than $200,000 and any other loans greater than $100,000 must be approved by the Credit Committee which is comprised of the Chief Executive Officer, Executive Vice President, Chief Financial Officer and two Senior Vice Presidents.

COLLECTIONS AND DELINQUENCIES

     Management believes that the relatively low delinquency rate for the Serviced Portfolio is attributable primarily to the application of its underwriting criteria, as well as to dealer guarantees and reserves withheld from dealers and developers. No assurance can be given that these delinquency rates can be maintained in the future.

     Collection efforts are managed and delinquency information is analyzed at the Company's headquarters. Unless circumstances otherwise dictate, collection efforts are generally made by mail and telephone. Collection efforts begin when an account is four days past due, at which time the Company sends out a late notice. When an account is sixteen days past due the Company attempts to contact the borrower to determine the reason for the delinquency and to attempt to cause the account to become current. If the status of the account continues to deteriorate, an analysis of that delinquency is undertaken by the collection supervisor to determine the appropriate action. When the loan is 90 days past due in accordance with its original terms and it is determined that the amounts cannot be collected from the dealer or developer guarantees or reserves, the loan is generally placed on a nonaccrual status and the collection supervisor determines the action to be taken.

The determination of how to work out a delinquent loan is based upon many factors, including the borrower's payment history and the reason for the current inability to make timely payments. The Company has not restructured a material number of problem loans. When a guaranteed loan becomes 60 days (90 days in some cases) past due, in addition to the Company's collection procedures, the Company generally obtains the assistance of the dealer or developer in collecting the loan.

     The Company extends a limited number of its loans for reasons the Company considers acceptable such as temporary loss of employment or serious illness. In order to qualify for a one to three month extension, the customer must make three timely payments without any intervention from the Company. For extensions of four to six months, the customer must make four to six timely payments, respectively, without any intervention from the Company. The Company will not extend a loan more than two times for an aggregate six months over the life of the loan. The Company has extended approximately 1.1% of its loans through March 31, 1998. The Company does not generally modify any other loan terms such as interest rates or payment amounts.

     Regulations and practices regarding the rights of the mortgagor in default vary greatly from state to state. To the extent permitted by applicable law, the Company collects late charges and return-check fees and records these items as additional revenue. Only if a delinquency cannot otherwise be cured will the Company decide that foreclosure is the appropriate course of action. If the Company determines that purchasing a property securing a mortgage loan will minimize the loss associated with such defaulted loan, the Company may accept a deed in lieu of foreclosure, take legal action to collect on the underlying note or bid at the foreclosure sale for such property.

  Serviced Portfolio

     The following table shows the Company's delinquencies and delinquency rates, net of dealer/developer reserves and guarantees for the Serviced
Portfolio:

                                                                                                     THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                              ENDED
                           -----------------------------------------------------------------------    MARCH 31,
                              1993           1994           1995           1996           1997           1998
                           -----------   ------------   ------------   ------------   ------------   ------------
Serviced Portfolio.......  $84,360,000   $105,013,000   $176,650,000   $242,445,000   $304,102,000   $338,502,000
Delinquent loans(1)......      511,000        981,000      3,062,000      3,255,000      3,642,000      4,064,000
Delinquency as a
  Percentage of Serviced
  Portfolio..............         .61%           .93%          1.73%          1.34%          1.20%          1.20%

---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  Land Loans

     The following table shows the Company's delinquencies and delinquency rates, net of dealer/developer reserves and guarantees for Land Loans in the Serviced Portfolio:

                                                                                                      THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,                             ENDED
                              ---------------------------------------------------------------------    MARCH 31,
                                 1993          1994          1995           1996           1997           1998
                              -----------   -----------   -----------   ------------   ------------   ------------
Land Loans in Serviced
  Portfolio.................  $77,258,000   $90,502,000   $97,266,000   $119,370,000   $142,828,000   $151,423,000
Delinquent Land Loans(1)....      511,000       981,000     1,059,000      1,920,000      2,453,000      2,662,000
Delinquency as a Percentage
  of Land Loans in Serviced
  Portfolio.................         .66%         1.08%         1.09%          1.61%          1.72%          1.76%

---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  VOI Loans

     The following table shows the Company's delinquencies and delinquency rates, net of dealer/developer reserves and guarantees for VOI Loans in the Serviced Portfolio:

                                                                                                      THREE MONTHS
                                                       YEAR ENDED DECEMBER 31,                           ENDED
                                  -----------------------------------------------------------------    MARCH 31,
                                     1993         1994         1995          1996          1997           1998
                                  ----------   ----------   -----------   -----------   -----------   ------------
VOI Loans in Serviced
  Portfolio.....................  $1,434,000   $2,851,000   $46,700,000   $43,284,000   $29,232,000   $26,288,000
Delinquent VOI Loans(1).........          --           --     1,958,000     1,316,000       739,000       724,000
Delinquency as a percentage of
  VOI Loans in Serviced
  Portfolio.....................          --           --         4.19%         3.04%         2.53%         2.75%

---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  Hypothecation, A&D and Other Loans

     The Company did not have any delinquent Hypothecation Loans or A&D Loans for the years ended December 31, 1993 through December 31, 1997 or for the three months ended March 31, 1998. The Company did not have significant amounts of delinquent Other Loans for the years ended December 31, 1993 through December 31, 1996. At December 31, 1997, there were $8.5 million of Other Loans of which $450,000 or 5.3% were 30 days or more past due and not covered by dealer/developer reserves or guarantees and not included in other real estate owned. At March 31, 1998, there were $8.4 million of Other Loans of which $677,000 or 8.1% were 30 days or more past due and not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

ALLOWANCE FOR LOAN LOSSES, NET CHARGE-OFFS AND DEALER RESERVES

     The following is an analysis of the total allowances for all loan losses:

                                                                                                      THREE MONTHS
                                                       YEAR ENDED DECEMBER 31,                           ENDED
                                   ----------------------------------------------------------------    MARCH 31,
                                      1993         1994         1995         1996          1997           1998
                                   ----------   ----------   ----------   -----------   -----------   ------------
Allowance, beginning of year.....  $  498,000   $1,064,000   $1,264,000   $ 3,715,000   $ 4,528,000    $5,877,000
Provision for loan losses........     620,000      559,000      890,000     1,954,000     1,400,000       350,000
Net charge-offs of uncollectible
  accounts.......................    (493,000)    (359,000)    (946,000)   (1,965,000)   (2,010,000)     (528,000)
Allocation of purchase
  adjustment(1)..................     439,000           --    2,507,000       824,000     1,959,000       465,000
                                   ----------   ----------   ----------   -----------   -----------    ----------
Allowance, end of year...........  $1,064,000   $1,264,000   $3,715,000   $ 4,528,000   $ 5,877,000    $6,164,000
                                   ==========   ==========   ==========   ===========   ===========    ==========

---------------
(1) Represents allocation of purchase adjustment related to purchase of certain nonguaranteed loans.

     The following is an analysis of net charge-offs by major loan and collateral types experienced by the Company:

                                                                                                    THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,                       ENDED
                                         --------------------------------------------------------    MARCH 31,
                                           1993       1994       1995        1996         1997          1998
                                         --------   --------   --------   ----------   ----------   ------------
Land Loans.............................  $493,000   $359,000   $546,000   $  669,000   $  986,000     $305,000
VOI Loans..............................        --         --     45,000    1,284,000      939,000      100,000
Hypothecation Loans....................        --         --         --           --           --           --
A&D Loans..............................        --         --    352,000       (8,000)      (2,000)          --
Other Loans............................        --         --      3,000       20,000       87,000      123,000
                                         --------   --------   --------   ----------   ----------     --------
Total net charge-offs..................  $493,000   $359,000   $946,000   $1,965,000   $2,010,000     $528,000
                                         ========   ========   ========   ==========   ==========     ========
Net charge-offs as a percentage of the
  average Serviced Portfolio...........      .69%       .38%       .67%         .94%         .74%         .66%

     As part of the Company's financing of Land Loans and VOI Loans, the Company enters into arrangements with most land dealers and resort developers whereby the Company establishes reserves to protect the Company from potential losses associated with such loans. The Company retains a portion of the amount payable to a dealer when purchasing a Land Loan or a VOI Loan and uses the amount retained to absorb loan losses. The Company negotiates the amount of the reserves with the land dealers and resort developers based upon various criteria, two of which are the financial strength of the land dealer or resort developer and the credit risk associated with the loans being purchased. Dealer reserves for Land Loans were $6,420,000, $7,555,000 and $8,321,000 at December 31, 1995, 1996 and 1997, respectively, and $8,458,000 at March 31, 1998.
Developer reserves for VOI Loans amounted to $3,224,000, $3,072,000 and $2,299,000 at December 31, 1995, 1996 and 1997, respectively, and $2,134,000 at
March 31, 1998. Most dealers and developers provide personal and, when relevant, corporate guarantees to further protect the Company from loss.

LOAN SERVICING AND SALES

     The Company retains the right to service all the loans it purchases or originates. Servicing includes collecting payments from borrowers, remitting payments to investors who have purchased the loans, accounting for principal and interest, contacting delinquent borrowers and supervising foreclosure and bankruptcies in the event of unremedied defaults. Substantially all servicing results from the origination and purchase of loans by the Company, and the Company has not historically purchased loan servicing rights except in connection with the purchase of loans. Servicing rates generally approximate .5% to 2% of the principal balance of a loan.

     In connection with the Company's continuing growth, the Company decided to subcontract its servicing rights in order to avoid incurring additional fixed overhead costs associated with such servicing. Accordingly, the Company subcontracted to an unaffiliated third party the servicing of VOI Loans in 1995 and the remaining loans in April 1996. The Company retains responsibility for servicing all loans as master servicer. The Company expects to resume certain customer service and collection functions during the third quarter of 1998.

     In 1990, the Company began privately placing issues of pass-through certificates evidencing an undivided beneficial ownership interest in pools of mortgage loans which have been transferred to trusts. The principal and part of the interest payments on the loans transferred to the trust are collected by the Company, as the servicer of the loan pool, remitted to the trust for the benefit of the investors, and then distributed by the trust to the investors in the pass-through certificates.

     As of March 31, 1998, the Company had sold or securitized a total of approximately $366.7 million in loans. In certain of the Company's issues of pass-through certificates, credit enhancement was achieved by dividing the issue into a senior portion which was sold to the investors and a subordinated portion which was retained by the Company. In certain other of the Company's private placements, credit enhancement was achieved through cash collateral. If borrowers default in the payment of principal or interest on the loans underlying these issues of pass-through certificates, losses would be absorbed first by the subordinated portion or cash collateral account retained by the Company and might, therefore, have to be charged against the allowance for loan losses to the extent dealer guarantees and reserves are not available.

     The Company also has a $150.0 million revolving line of credit and sale facility for its land loans as part of an asset backed commercial paper facility with a multi-seller commercial paper conduit. The facility expires in June 2001. As of March 31, 1998, the outstanding balance of the sold or pledged loans securing this facility was $116.6 million. The Company has an additional revolving line of credit and sale facility of $25.0 million with another multi-seller commercial paper conduit. The facility expires in March 2000. As of March 31, 1998, the outstanding aggregate balance of the sold loans under the facility was $13.3 million.

MARKETING AND ADVERTISING

     The Company markets its program to rural land dealers and resort developers through brokers, referrals, dealer and developer solicitation, and targeted direct mail. The Company employs three marketing executives based in Denver, Colorado and six marketing executives based in Williamstown, Massachusetts. In the last 5 years the Company has closed loans with over 300 different dealers and developers.

     Management believes that the Company benefits from name recognition as a result of its referral, advertising and other marketing efforts. Referrals have been the strongest source of new business for the Company and are generated in the states in which the Company operates by dealers, brokers, attorneys and financial institutions. Management and marketing representatives also conduct seminars for dealers and brokers and attend trade shows to improve awareness and understanding of the Company's programs.

REGULATION

     The Company is licensed as a mortgage banker in 15 of the states in which it operates, and in those states its operations are subject to supervision by state authorities (typically state banking or consumer credit authorities). Expansion into other states may be dependent upon a finding of financial responsibility, character and fitness of the Company and various other matters. The Company is generally subject to state regulations, examination and reporting requirements, and licenses are revocable for cause. The Company is subject to state usury laws in all of the states in which it operates.

     The consumer loans purchased or financed by the Company are subject to the Truth-in-Lending Act. The Truth-in-Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. Failure to comply with the requirements of the Truth-in-Lending Act may give rise to a limited right of rescission on the part of the borrower. The Company believes that its purchase or financing activities are in substantial compliance in all material respects with the Truth-in-Lending Act.

     Origination of the loans also requires compliance with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the interest rate charged increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with a name and address of the reporting agency.

COMPETITION

     The finance business is highly competitive, with competition occurring primarily on the basis of customer service and the term and interest rate of the loans. Traditional competitors in the finance business include commercial banks, credit unions, thrift institutions, industrial banks and other finance companies, many of which have considerably greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will not face increased competition from existing or new financial institutions and finance companies. In addition, the Company may enter new lines of business that may be highly competitive and may have competitors with greater financial resources than the Company.

     The Company believes that it competes on the basis of providing competitive rates and prompt, efficient and complete service, and by emphasizing customer service on a timely basis to attract borrowers whose needs are not met by traditional financial institutions.

EMPLOYEES

     As of March 31, 1998, the Company and its subsidiaries had 84 full-time equivalent employees. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

FACILITIES

     The Company owns a leasehold interest in approximately 26,000 square feet of office space in Williamstown, Massachusetts, which is used as the Company's headquarters. The initial ten year lease term expires in May 2007 and is renewable at the Company's option for two additional ten year periods. The initial land lease provides for an annual rental of $20,000. The Company also occupies an aggregate of approximately 5,100 square feet of office space in Lakewood, Colorado, pursuant to a lease expiring in January 2001, with an option to renew until 2004, providing for an annual rental of approximately $56,000, including utilities and exterior maintenance expenses. A subsidiary of the Company occupies an aggregate of approximately 6,100 square feet of office space in Birmingham, Alabama, pursuant to a lease expiring in December 1999, providing for an annual rental of approximately $60,000. The Company also owns, in Stamford, Vermont, an aggregate of approximately 13,000 square feet of office space, which is currently under contract for sale.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

     The following table sets forth the name, age and position with the Company of each person who is an executive officer or director of the Company as of April 30, 1998:

NAME                                        AGE                     POSITION
----                                        ---                     --------
Richard A. Stratton(1)....................  47     Chief Executive Officer, President and
                                                   Director
Heather A. Sica...........................  35     Executive Vice President and Director
Ronald E. Rabidou.........................  46     Chief Financial Officer and Treasurer
Wayne M. Greenholtz.......................  57     Senior Vice President
John J. Malloy............................  40     Senior Vice President, General Counsel and
                                                   Clerk
James H. Shippee..........................  37     Senior Vice President
Michael A. Spadacino......................  36     Senior Vice President
Joseph S. Weingarten......................  32     Senior Vice President
James A. Yearwood.........................  50     First Vice President
John A. Costa(1), (2), (3)................  42     Director
Gerald Segel(1), (2), (3).................  77     Director
James Westra..............................  46     Director

---------------
(1) Member of Compensation Committee
(2) Member of Stock Option Committee
(3) Member of Audit Committee

EXECUTIVE OFFICERS

     Richard A. Stratton, 47 years old, has been a director of the Company since 1988. Mr. Stratton was a cofounder of the Company and has been the Chief Executive Officer of the Company since 1996 and President of the Company since 1988. Prior to joining the Company, Mr. Stratton served as Vice President of Finance for Patten Corporation and Vice President of Marketing for Summit Software Technology, Inc. and held senior marketing and management positions with the Gillette Company and the American Appraisal Company in Boston, Massachusetts. Mr. Stratton is a graduate of The College of The Holy Cross.

     Heather A. Sica, 35 years old, has been a director of the Company since 1995. Ms. Sica has been the Executive Vice President of the Company since 1991. She served as Chief Financial Officer of the Company from 1991 to 1995 and Treasurer from 1991 to April 1998. She served as a Vice President of the Company from 1989 to 1991. Prior to joining the Company, Ms. Sica was an associate with the Real Estate Group of General Electric Investment Corporation and a certified public accountant with KPMG Peat Marwick. Ms. Sica received her B.S. in Business Administration from the University of Vermont and her MBA from the Wharton School of the University of Pennsylvania.

     Ronald E. Rabidou, 46 years old, has been Chief Financial Officer of the Company since May 1995 and Treasurer since April 1998. Prior to joining the Company, Mr. Rabidou was a certified public accountant with Ernst & Young LLP from 1987 to May 1995. Mr. Rabidou received his MBA and BA from the University of Massachusetts.

     Wayne M. Greenholtz, 57 years old, has been a Senior Vice President of the Company since April 1995. Prior to joining the Company, Mr. Greenholtz was the Senior Vice President of Operations for Government Employees Financial Corporation, a subsidiary of GEICO Corporation, from 1989 to 1995. Mr. Greenholtz is a graduate of the University of Maryland.

     John J. Malloy, 40 years old, has been a Senior Vice President and General Counsel of the Company since January 1998. Prior to joining the Company, Mr. Malloy was an attorney in private practice from 1986 to 1997 at Battle Fowler LLP, New York, New York, where he was a partner in the corporate department. Mr. Malloy received his BA from Carleton College and his JD from Rutgers University School of Law.

     James Shippee, 37 years old, has been Senior Vice President of Mortgage Operations since 1989. Prior to joining the Company, Mr. Shippee was Vice President of Patten Financial Services from 1987 to 1989.

     Michael A. Spadacino, 36 years old, has been a Senior Vice President of the Company since January 1994 after joining the Company in 1992 as a Vice President in charge of land portfolio acquisitions. Prior to joining the Company, Mr. Spadacino attended law school from 1989 to 1992 at the Albany Law School of Union University where he received a JD. Mr. Spadacino received a BBA in Accounting from St. Bonaventure University and MS in Taxation from Georgetown University and is also a CPA.

     Joseph S. Weingarten, 32 years old, has been a Senior Vice President of the Company since 1997. Prior to joining the Company, Mr. Weingarten served from 1993 to 1997 in the Structured Finance Group of ING Capital, most recently as a Vice President, originating and managing structured lending and asset-backed securitization transactions, with an emphasis on specialty finance companies. Previously, he served as the Manager of Portfolio Administration for US West Financial Services, Inc., and as a CPA with Arthur Andersen & Co. Mr. Weingarten received his B.A. from New York University.

     James A. Yearwood, 50 years old, has been a First Vice President of the Company since 1996 after joining the Company in 1992 as a Vice President in charge of vacation ownership receivable funding. Prior to joining the Company, Mr. Yearwood was a Vice President with Del-Val Capital Corporation from 1989 to 1991 where he specialized in vacation ownership receivable lending. Mr. Yearwood graduated from Southern Connecticut State University.

DIRECTORS

     John A. Costa, 42 years old, has been a director of the Company since 1995. Mr. Costa has been at Cardholder Management Services, L.P., a credit card servicing business since 1993, serving first as Managing Director of Planning and Business Development, and presently as Senior Vice President. Mr. Costa served as a consultant to corporate clients from 1992 to 1995 in areas that include mergers and acquisitions, financial modeling, asset securitization and lending facility development. Previously, he served as Director of Consumer Finance with US West Financial Services, Inc. in 1992 and as Director of Structured Finance for Arsht & Company, Inc. from 1990 to 1992. Mr. Costa received his B.A. from New York University.

     Gerald Segel, 77 years old, has been a Director of the Company since 1989. Prior to his retirement in May 1990, Mr. Segel was Chairman of Tucker Anthony Incorporated from January 1987 to May 1990. From 1983 to January 1987 he served as President of Tucker Anthony Incorporated. Mr. Segel is also a Director of Hologic, Inc., Vivid Technologies, Inc. and Boston Communications Group, Inc. Mr. Segel received his A.B. from Harvard College.

     James Westra, 46 years old, has been a director of the Company since 1995. Mr. Westra is a stockholder of the law firm of Hutchins, Wheeler & Dittmar, A Professional Corporation, where he has practiced law since 1977. Mr. Westra serves as a Director of several companies, including Bertucci's, Inc. Mr. Westra graduated from Harvard College in 1973 and from Boston University Law School in 1977.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of the Company, as of April 30, 1998, by all stockholders of the Company known to be beneficial owners of more than 5% of the outstanding Common Stock of the Company, by each director, the Selling Stockholder, each of the Company's executive officers whose total annual salary and bonus for 1997 exceeded $100,000 and all directors and officers of the Company as a group:

                                              BENEFICIAL          NUMBER OF           BENEFICIAL
                                           OWNERSHIP PRIOR       SHARES BEING      OWNERSHIP AFTER
                                          TO THE OFFERING(a)       OFFERED         THE OFFERING(a)
                                         --------------------    ------------    --------------------
                                         NUMBER OF                               NUMBER OF
                 NAME                     SHARES      PERCENT                     SHARES      PERCENT
                 ----                    ---------    -------                    ---------    -------
Arthur D. Charpentier..................   588,229      10.4%                      588,229       8.8%
  660 White Plains Road, Suite 400
  Tarrytown, NY 10591
J.P. Morgan Inv. Mgt., Inc.............   581,510      10.3%                      581,510       8.7%
  522 Fifth Ave.
  New York, NY 10036
Richard A. Stratton....................   449,450(b)    7.6%       110,000        339,450       4.9%
  Chief Executive Officer, President
  and Director
Wellington Management Co...............   416,802       7.4%                      416,802       6.3%
  75 State Street
  Boston, MA 02109
Nicholas Company, Inc..................   413,287       7.3%                      413,287       6.2%
  700 North Water Street
  Milwaukee, WI 53202
Munder Capital Management..............   317,675       5.6%                      317,675       4.8%
  480 Pierce Street
  Birmingham, MI 48009
Citibank Global Asset Management.......   300,967       5.3%                      300,967       4.5%
  399 Park Ave.
  New York, NY 10043
Heather A. Sica........................   125,847(c)    2.2%                      125,847       1.9%
  Executive Vice President and Director
Michael A. Spadacino...................    45,532(d)      *                        45,532         *
  Senior Vice President
Ronald E. Rabidou......................    24,172(e)      *                        24,172         *
  Chief Financial Officer and Treasurer
Gerald Segel...........................    21,316(f)      *                        21,316         *
  Director
James Westra...........................     7,915(g)      *                         7,915         *
  Director
Joseph S. Weingarten...................     7,500(h)      *                         7,500         *
  Senior Vice President

                                              BENEFICIAL          NUMBER OF           BENEFICIAL
                                           OWNERSHIP PRIOR       SHARES BEING      OWNERSHIP AFTER
                                          TO THE OFFERING(a)       OFFERED         THE OFFERING(a)
                                         --------------------    ------------    --------------------
                                         NUMBER OF                               NUMBER OF
                 NAME                     SHARES      PERCENT                     SHARES      PERCENT
                 ----                    ---------    -------                    ---------    -------
John A. Costa..........................     7,173(g)      *                         7,173         *
  Director
All directors and executive officers as
  a group (12 persons).................   743,143(i)   12.0%       110,000        633,143       8.8%

---------------
*  Less than one percent.

(a) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of April 30, 1998 are deemed outstanding for computing the percentage of stock owned by a person holding such options but are not deemed outstanding for computing the percentage of stock owned by any other person. Except as otherwise specified below, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b) Includes 226,392 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(c) Includes 123,532 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(d) Includes 45,532 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(e) Includes 24,172 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(f) Includes 21,316 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(g) Includes 6,180 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(h) Includes 7,500 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(i) In addition to the shares of Common Stock and options to purchase Common Stock deemed to be beneficially owned by the directors and officers, as set forth above, includes options to purchase Common Stock held by the following executive officers in the following amounts: James Shippee -- 31,862 shares; Wayne M. Greenholtz -- 11,769 shares and James Yearwood --10,607. Such options are exercisable currently or within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 12,000,000 shares of Common Stock, par value $.01 per share, of which 6,667,751 shares will be outstanding following the Offering, and 1,000,000 shares of Preferred Stock, par value $.01 per share, none of which are outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Voting rights are not cumulative. Accordingly, holders of a majority of the voting power entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of, and sinking fund or redemption or purchase rights with respect to, outstanding shares of Preferred Stock. In the event of voluntary or involuntary liquidation, distribution, dissolution, or winding up of the Company, the holders of Common Stock shall be entitled to receive all of the remaining assets of the Company, ratably and in proportion to the shares of Common Stock held by them, available after distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. Holders of Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Common Stock are. and the shares offered by this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The authorized Preferred Stock of the Company consists of 1,000,000 shares, par value $.01 per share, none of which will be issued and outstanding upon completion of this offering. Preferred Stock may be issued from time to time in one or more series. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock, and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is State Street Bank and Trust Company.

CERTAIN PROVISIONS AFFECTING STOCKHOLDERS

     The Articles of Organization and By-laws of the Company include provisions which are intended by the Board of Directors to help assure fair and equitable treatment of the Company's stockholders in the event that a person or group should seek to gain control of the Company in the future. Such provisions, which are discussed below, may make a takeover attempt more difficult, whether by tender offer, proxy contest or otherwise. Accordingly, such provisions might be viewed as disadvantageous to stockholders inasmuch as they might diminish the likelihood that a potential acquiror would make an offer for the Company's stock (perhaps at an attractive premium over the market price), or impede a transaction favorable to the interests of the stockholders, or increase the difficulty of removing the incumbent Board of Directors and management, even if in a particular case removal would be beneficial to the stockholders.

     The Company's Board of Directors is divided into three classes, each of which serves for three years, with one class being elected each year. Removal of a member of the Board of Directors with or without cause requires a majority vote of the Board of Directors or of the stockholders. A majority of the remaining directors then in office, though less than a quorum, or the stockholders are empowered to fill any vacancy on the Board of Directors. Advance notice of stockholder nominations and any other matter to be brought before a meeting of stockholders is required to be given in writing to the Clerk of the Company within the time periods provided in the By-laws. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions.

     The Company is subject to Chapter 110D of the Massachusetts General Laws, which regulates so-called control share acquisitions. A "control share acquisition" is the acquisition of shares which, when added to shares already owned, would (but for the statute) entitle the acquiring person to vote at least 20% of a corporation's stock. Shares acquired in such a transaction would, under the statute, have no voting rights unless a majority of noninterested stockholders voted to grant such voting rights. In general, the person acquiring such shares, officers of the Company and those directors of the Company who are also employees, are not permitted to vote on whether such voting rights shall be granted. Pursuant to the statute, the Articles of Organization permit the Company, at its option, to redeem, without the concurrence of the person making the control share acquisition, shares acquired in such acquisition at the fair value of the shares if voting rights are not authorized by the stockholders. So long as Chapter 110D is applicable, stockholders may act with regard to a control share acquisition only subsequent to such an event. The stockholders, at a duly constituted meeting, may, by amendment to the By-laws or the Articles of Organization, provide that the provisions of Chapter 110D shall not apply to control share acquisitions of the Company.

     The Company is also subject to Chapter 110F of the Massachusetts General Laws, which prohibits a business combination with a holder of 5% or more of the voting stock of a corporation (an "interested stockholder") for three years after the stockholder becomes an interested stockholder, unless the acquiror receives prior Board approval, acquires 90% or more of the outstanding shares (excluding stock controlled by management and certain ESOPs), or receives approval from two-thirds of the stockholders (other than the interested stockholder). The stockholders are permitted to amend a corporation's by-laws to opt out of this legislation effective twelve months after such stockholder vote.

     The Massachusetts General Laws explicitly permit directors to adopt stockholder rights plans. The Company has not adopted any such plans. The Massachusetts General Laws also permit directors to consider the interests of employees, creditors, suppliers, customers, the community and other long-term economic and societal effects in determining the best interests of a corporation and its stockholders. In addition, Massachusetts law requires that, after a transfer of control (defined as acquisition of beneficial ownership of 50% or more of a corporation's voting securities), the acquiror must pay two weeks severance pay for each year of service to any employee whose employment is terminated (a) in the next two years, or (b) in the shorter of either the previous year or the period of time it took the acquiror to go from a 5% interest to the 50% level.

     As permitted by the Massachusetts General Laws, the Company's Articles of Organization limit the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty. The limitation applies only with respect to breaches of fiduciary duty constituting violations of the director's duty to act with such care as an ordinarily prudent person in a like position would use under similar circumstances. As a result, the Company's directors would ordinarily not be liable to stockholders for monetary damages even if they are guilty of negligence or gross negligence in exercising their business judgment, including the exercise of judgment with respect to a takeover or other acquisition proposal involving the Company. The limitation does not affect the ability of the Company or its stockholders to seek equitable remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty and would not limit the liability under Federal securities law.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below have agreed, severally, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names.

                                                                 NUMBER
                                                              OF SHARES OF
NAME OF UNDERWRITER                                           COMMON STOCK
-------------------                                           ------------
Tucker Anthony Incorporated.................................     444,000
McDonald & Company Securities, Inc..........................     444,000
J.C. Bradford & Co..........................................     222,000
                                                               ---------
          Total.............................................   1,110,000
                                                               =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all the shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholder have been advised by the Underwriters that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.58 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed. The Underwriters have informed the Company and the Selling Stockholder that they do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of the Prospectus, to purchase up to an aggregate of 166,500 additional shares of Common Stock to cover over-allotments. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to 1,110,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 1,110,000 shares of Common Stock offered hereby. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the 1,110,000 shares are being offered.

     The executive officers and directors of the Company, beneficially owning an aggregate of approximately 633,143 shares of Common Stock have agreed that they will not, without the prior written consent of the Underwriters, sell, transfer, assign or otherwise dispose of any of the Common Stock or options, warrants or rights to acquire Common Stock owned by them prior to the expiration of 120 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters, and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

     Pursuant to regulations promulgated by the Securities and Exchange Commission (the "Commission"), market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two days prior to the Commencement Date (1) each such market maker's net daily purchases of the Common Stock may not exceed 30% of the average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

     Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts, will render an opinion on the legality of the shares of Common Stock being offered hereby. Bass, Berry & Sims PLC, 2700 First American Center, Nashville, Tennessee, will pass upon certain legal matters for the Underwriters. James Westra, a shareholder of Hutchins, Wheeler & Dittmar, is a Director of the Company. Mr. Westra owns 1,735 shares of the Company's Common Stock and has options to acquire another 7,512 shares.

                                    EXPERTS

     The consolidated financial statements of Litchfield Financial Corporation incorporated by reference in Litchfield Financial Corporation's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-3 (herein, with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto, certain portions having been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete; with respect to each such contract or other document filed with the Commission as an exhibit to the Registration Statement, or incorporated by reference to exhibits previously filed, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048 and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Room 3190, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company's Common Stock is listed on The Nasdaq Stock Market's National Market, and such reports, proxy statements and other information can also be inspected at the Offices of Nasdaq Operations, 1735 K Street, N.W., Washington D.C. 20006.

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

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

======================================================

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    7
Risk Factors..........................    9
Incorporation by Reference............   12
Forward-Looking Statements............   12
Use of Proceeds.......................   12
Capitalization........................   13
Market Price of and Dividends on
  Common Stock........................   14
Selected Consolidated Financial
  Information.........................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   23
Management............................   33
Principal and Selling Stockholders....   35
Description of Capital Stock..........   37
Underwriting..........................   39
Legal Matters.........................   40
Experts...............................   40
Additional Information................   40

                            ------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
======================================================
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                                1,110,000 SHARES

                       [LITCHFIELD FINANCIAL CORP. LOGO]

                                  COMMON STOCK


                             ---------------------

                                   PROSPECTUS

                             ---------------------



                                 JUNE 18, 1998


                                 TUCKER ANTHONY
                                  INCORPORATED

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                              J.C. BRADFORD & CO.

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